FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 13, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No    ☒

Enclosures: Wimm Bill Dann Annual report 2002

“Little House in the Village” — sterilized and pasteurized milk, butter, as well as traditional sour milk products such as kefir, fresh cheese, ryazhenka and sour cream, launched in 1997

“J-7” — covering 22 kinds of fruit, berry and vegetable juices and nectars, launched in 1994

“Happy Milkman” — sterilized and pasteurized milk, cream, as well as traditional sour milk products such as kefir, sour cream, varenets, cottage cheese, launched in 1998

“Rio Grande” — premium juice brand, covering 9 kinds of fruit and berry juices and nectars, launched in 1997

CHAIRMAN’S STATEMENT

In 2002, Wimm-Bill-Dann turned ten.  Still young for a Western company, but definitely an age of wisdom for a company created in the post-Soviet period.  Over these long 10 years we not only created Russia’s leading food producer and a brand recognized in the great majority of Russian households, but we have built a company with a distinct corporate culture, strong values and a winning team of shareholders, management, and employees.  It was also in our 10th year that we became a public company, only the third Russian company to have successfully completed a IPO (ADRs, Level 3) on the New York Stock Exchange.

Sometimes, when I look back to where we started, I find it difficult to comprehend how we made so much headway so fast.  But then I think of the bigger picture of the Russian economy as a whole and the progress our country made in the last decade, and I feel that Wimm-Bill-Dann has in many ways mirrored these developments.

Life as a Public Company

The listing on the NYSE was the culmination of hard work and determination, and is further proof of the viability of our corporate values: transparency, openness, and our firm belief in the ‘American dream’.  But once the IPO euphoria was over, we rolled up our sleeves and began to put everything we had learned about life as a public company into practice.

In March 2002, we established a full-time investor relations department and we have built a world-class IR team to communicate with our investors.  Given the high level of investments undertaken since the IPO, we have established a committee to review all major investment decisions.  The majority of our board directors, seven out of eleven, are independent.  Their experience, and financial and operational expertise are invaluable for the growth and further development of Wimm-Bill-Dann.

Our reputation as one of Russia’s most transparent companies was confirmed by the “ruA+” Russia National Scale Rating assigned to us by Standard and Poor’s in April 2003.  It was also reflected in surveys carried out by Brunswick UBS Warburg and Standard and Poor’s in the autumn of 2002.  We continue to work hard to meet changing regulatory demands in Russia and the US, and to implement best practices.

Corporate Social Responsibility

Commitment to corporate social responsibility is integral to the way we do business at Wimm-Bill-Dann.  In 2002, we continued our long-established tradition of supporting charities and cultural and sport events.  Amongst the organizations that benefited in 2002 were:

•  Operation Smile Charity Fund which provides medical treatment for children

•  Ronald McDonald Sport and Health Center for Handicapped Children

•  Mstislav Rostropovich Scholarship Fund

•  Boarding Schools and Orphanages

•  Hope Throughout the World Fund

Our Corporate Culture and People

Our company has really grown over the past ten years, but we have retained the entrepreneurial mindset that existed back in 1992 when there were just five of us.  Today, Wimm-Bill-Dann employs 17,000 people in Russia, Ukraine, Kyrgyzstan, and the Netherlands.

Our success is very much a result of teamwork, and the professional skills and experience of our management and employees.  People join Wimm-Bill-Dann to stay, as shown by our low employee turnover rate of 3.5%.  We offer competitive remuneration packages, extensive social benefits and numerous internal and external training programs.

In 2002, we also made some important high-level appointments to further bolster our management team, including the appointment of our Chief Financial Officer, Head of Strategic Development, Head of Treasury and Head of IT Department.

In its first decade, Wimm-Bill-Dann grew into adulthood, becoming Russia’s largest food company.  Today we are entering a new stage, that of stable growth and maturity.  We are committed to our shareholders and our employees, and we truly believe and appreciate that this commitment is reciprocated.

Sincerely,	David Iakobachvili,
Chairman,
Wimm-Bill-Dann Foods OJSC

“Chudo” — traditional and drinking yogurt and dairy desserts, including mousse, fruit-flavored milk, puddings and fruit-flavored cottage cheese, launched in 1998

“Lovely Garden” — covering 10 kinds of fruit, vegetable and berry juices and nectars, launched in 2000

CHIEF EXECUTIVE
OFFICER’S REVIEW

Throughout 2002 the management was dedicated to the task at hand — running an efficient and transparent business, maintaining sales growth and margins, keeping our costs down and improving operating efficiency across our business.

In 2002, we were focused on expanding into Russia’s regional markets.  We believe that the regional markets offer strong long-term growth potential, but they also present high up-front costs to acquire and modernize manufacturing facilities, establish distribution networks and advertising to create brand awareness.

•       Sales for the full year 2002 amounted to US$824.7 million, up from US$674.6 million, or 22%, compared to the full year 2001.

•      Gross profit for the full year 2002 improved by 34.9% compared to the same period last year.

•      Gross margins increased to 29.7% in the 12 months of 2002 from 26.9% in the 12 months of 2001.

•      EBITDA increased by 13% to US$83.3 million in 2002, compared to US$73.7 million in 2001*.

•      EBITDA margin in the full year 2002 was 10.1% versus 10.9% in the full year 2001*.

•      Capital expenditure, excluding acquisitions was, US$136.1 million, and US$39.6 million was spent on acquisitions.

* See Reconciliation of EBITDA to US GAAP Income before provision for income taxes and minority interest on page 16.

Beyond financial results, we have also seen a number of other positive developments in our business.  We have consolidated our leading position in the Russian marketplace in our core businesses, bolstered our management team, and substantially increased our presence in new markets with the acquisition of facilities throughout Russia and the former Soviet Union.

In 2002, we generated record sales volumes for our juice and dairy businesses.  Sales in Wimm-Bill-Dann’s dairy segment increased by16% from US$485.5 million in 2001 to US$563.0 million in 2002.  Volume growth (9.7% organic and 2% from acquisitions) was 11.7%, whereas average price increase accounted for another 4.3% of growth.  Sales in Wimm-Bill-Dann’s juice segment increased by 38.4% from US$189.1 million in 2001 to US$261.7 million in 2002.  This was driven by a 45.4% organic increase in sales volumes and affected by the higher portion of lower-end brands in the sales mix, competitive pricing pressures and changes in the distribution policy aimed at providing incentives for key accounts.

There are also continuing challenges, and we are taking steps to address these factors moving forward.  Volatility in the market for juice concentrates has had an impact.  Another factor is increasing operational costs, related in part to increases in advertising rates, personnel costs and transportation tariffs.  We are exploring new approaches to supply chain management, IT solutions and other ways to contain costs.

Outlook for 2003

Looking to the future, we see continued development, both organically and by acquisition, of very strong market positions in all regions where we are currently present as well as further expansion into new geographical areas.

We will continue to invest, for the long-term, in brand building, innovation, quality, modernization, and infrastructure.

In 2003 we expect to see growth in both our juice and dairy segments.  Capital spending will remain at a signifiant level, however, as we continue to invest in our dairy plants with new state-of-the-art technologies, and as we enhance our regional infrastructure and roll out our new products, including bottled water.

As always, we are excited about what lies ahead, and as a dairy producer we like to say that we remain ‘bullish’ about the future.

Best regards,	Sergey Plastinin,
Chief Executive Officer,
Wimm-Bill-Dann Foods OJSC

“Bio-Max” — health oriented dairy products enriched with vitamins, microelements, bacteria and other components, launched in 1999

“Wonder Berry” — covering 12 kinds of traditional berry juice-based drinks, launched in 1998

HIGHLIGHTS OF 2002

Corporate Highlights of 2002

•  January: Wimm-Bill-Dann announces its intention to list on the New York Stock Exchange (NYSE).

•  February: IPO on NYSE, shares begin trading under the symbol WBD.

•  March: Investor Relations department established.

•  May: Dr. J.B. Mark Mobius and E.Linwood Tipton elected as independent directors, board now consists of eleven directors, seven of which are independent.

•  July: Vladimir Preobrajensky appointed Chief Financial Officer.

•        August: Wimm-Bill-Dann acquires Roska dairy plant in St. Petersburg, establishing a key foothold in Russia’s second largest consumer market.

Wimm-Bill-Dann rated fourth best in Brunswick UBS Warburg survey of corporate governance in Russia.

•        September: Wimm-Bill-Dann finishes second overall in Standard & Poor’s first survey of Russian corporate transparency.

•        November: Wimm-Bill-Dann wins a Gold Medal and Grand Prix for “Reputation and Trust” for “Chudo” yogurt and Gold for “J-7” juice in the “Non-alcoholic” beverages category at the Brand of the Year/EFFIE — 2002 Awards Ceremony.

•        December: Wimm-Bill-Dann marks its 10th birthday.

* See Reconciliation of EBITDA to US GAAP Income before provision for income taxes and minority interest on page 16.

Key Operating and Financial Indicators for the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	Change
Sales volumes, thousand tons	1422.7	1174.3	21.2%

	US$ million	US$ million

Sales	824.7	674.6	22.3%
Gross profit	245.0	181.6	34.9%
Gross margin, %	29.7%	26.9%	2.8%
Selling and distribution expenses	(109.5)	(62.2)	76.0%
General and administrative expenses	(63.0)	(54.5)	15.6%
Operating income	66.0	60.5	9.1%
Financial income and expenses, net	(14.1)	(10.6)	33.0%

Net income	35.7	31.8	12.3%
EBITDA	83.3	73.7	13.0%
CAPEX excluding acquisitions	136.1	57.7
Acquisitions	39.6	8.9

Key Performance Data by Operating Segments

	2002		2001		2000
US$ million	Dairy	Juice	Dairy	Juice	Dairy	Juice
Sales	562.9	261.8	485.5	189.2	325.5	139.9
Gross profit	164.9	81.1	110.6	71.7	75.5	41.7
Gross profit margin, %	29.3%	31.00%	22.8%	37.9%	23.2%	29.8%

Reconciliation of EBITDA to US GAAP Income before provision for income taxes and minority interest

	2002	2001
	(unaudited)
Income before provision for income taxes and minority interest	59.917	49.873
Interest expense	12.818	11.126
Dereciation and Amortization	18.611	12.722
EBITDA	$83.346	$73.721

“Agusha” — dairy products for infants including milk, sour milk, dairy desserts, drinking yogurts and other products, launched in 2000

“100% Gold” — covering 12 kinds of fruit, vegetable and berry juices and nectars, launched in 1998

GEOGRAPHIC COVERAGE

In 2002, Wimm-Bill-Dann undertook a major expansion into Russia’s regions, as well as into the Commonwealth of Independent States (CIS).  Highlights included the acquisition of the Roska Dairy Plant in St. Petersburg as Wimm-Bill-Dann solidified its presence in North-West Russia, a strategically important region, which encompasses the key markets of St. Petersburg and the surrounding Leningrad region.

Other important transactions, such as the acquisition of a key supplier of juice concentrates in Tula and a logistics base in Moscow region, consolidated the company’s presence in Central Russia, including Moscow and the surrounding Moscow region.  In Ukraine, the company acquired a key dairy facility in Kharkov, with access to Ukraine’s largest markets.

Major Acquisitions of 2002:

Central Russia:

June: Acquisition of a controlling stake in Novokuibyshevskmoloko OJSC, in the Samara region, Central Russia, specializing in dry fat-free milk, dairy products and fermented milk products.

October: Acquisition of Depsona Ltd, a juice and concentrate plant in Tula, Central Russia, providing an additional domestic source of concentrates.

November: Acquisition of Tomolino logisitics base in Moscow Region, providing a warehousing and distribution center in Moscow city and regional marketplaces.

Northwestern Russia:

August: Acquisition of Roska St. Petersburg Dairy Plant, providing a substantial production base in Russia’s second largest consumer market.

Siberia:

December: Acquisition of controlling stake in Tujmazinsky Molokozavod OJSC in the Republic of Bashkortostan, Western Siberia, providing a local supply of quality raw powdered milk in the Siberia region.

Commonwealth of Independent States:

July: Acquisition of controlling stake of Kharkovsky Dairy Plant OJSC, in Kharkov, Ukraine, one of Ukraine’s largest specialized dairy processing facilities.

November: Acquisition of Burynsky Milk Powder Factory OJSC in Sumy Region, Northern Ukraine, to ensure supply of quality raw and powdered milk for Ukraine-based production.

WIMM-BILL-DANN’S GEOGRAPHY

“Ginger Up” — covering 19 kinds of fruit, vegetable and berry juice-based drinks, as well as dairy desserts, yogurts and glazed cheesecakes for children, launched in 2001

“Dr. Fresh” — covering 7 kinds of fruit, vegetable and berry juices and juice-based drinks, launched in 1998

“Slovyanochka” — sterilized and pasteurized milk, butter, cream, as well as traditional sour milk products such as kefir, ryazhenka, cottage cheese and sour cream, launched in 2001

WIMM-BILL-DANN TURNING 10

Today, Wimm-Bill-Dann distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

The decade was marked by remarkable growth from five enthusiastic entrepreneurs to a leading 17,000 people-strong food manufacturer, from modest beginnings in Moscow to the ownership of 22 manufacturing facilities in 18 locations in Russia and the Commonwealth of Independent States (CIS), as well as sales offices in Russia and abroad.  During these often exciting, and often turbulent, years for Russia, Wimm-Bill-Dann opened production facilities from Vladivostok on Russia’s Pacific coast, to Kyrgyzstan in Central Asia to Ukraine.

Over the years, Wimm-Bill-Dann has introduced Russian consumers to exciting new juice and dairy products, most of which simply did not exist in the Soviet Union.

Closing out this decade of new frontiers, Wimm-Bill-Dann listed on the New York Stock Exchange in a pioneering initial public offering which was considered the best European Equity Deal of 2002 by Euroweek, Institutional Investor, and Euromoney magazines.

Year	Milestone for Wimm-Bill-Dann	Brands Launched	Milestone for Russia

1992	Company founded. Initial production capacity leased from Lianozovo Dairy in Moscow. First Wimm-Bill-Dann juice drink rolls off the production line.		Government frees nearly all price controls on consumer goods and services. Privatization of small companies.

1993	Wimm-Bill-Dann leases additional production space in Moscow suburbs.	“M” milk, “J-7” juice.	Parliament dissolved by the president, provoking confrontation. Russia’s first post-Soviet Constitution adopted by referendum.

1994	Wimm-Bill-Dann becomes a shareholder in Lianozovo Dairy Plant.		St. Petersburg hosts Goodwill Games.

1995	Beginning of yogurt production and acquisition of a controlling share of Lianozovo Dairy.		Reconstruction of Christ the Saviour Cathedral in Moscow begins.

1996	Acquisition of controlling stakes in Moscow Baby Food Plant, Tsaritsynsky and Ramensky Dairy Plants.		Boris Yeltsin re-elected as president of Russia in second round of elections.

1997	Continued product launches across dairy and juice segments.	“Little House in the Village” traditional dairy products and “Rio Grande” juice line.	New rubles introduced: one new ruble equals 1,000 old rubles.

1998

Launch of company’s development program in Russia’s regions.  Acquisition of controlling stakes in the following dairy plants: Nizhegorodsky, Sibirskoe moloko, and Vladivostok.  Reorganization of Wimm-Bill-Dann into a production-trade group.  First office opens in the Netherlands.

		“Chudo” yogurt, “Dr. Fresh” vegetable and berry juices; “DJ” fruit and berry drinks line; “Wonder Berry” mors berry drinks.	August economic crisis and ruble collapse.

Year	Milestone for Wimm-Bill-Dann	Brands Launched	Milestone for Russia

1999	Acquisition of a controlling stake in the Karasuksky Dairy Plant in Novosibirsk region. “Milk Rivers” project to support the dairy farming industry in Russia. Office in Israel opens.	“100% Gold Premium” juices; “Bio-Max” dairy products.	Russia begins strong economic recovery. President Boris Yeltsin resigns on New Year’s Eve.

2000

Acquisition of controlling stakes in Timashevsky Dairy Plant, in Krasnodar region, Bishkeksut Dairy Plant in Kyrgyzstan and Kievsky Dairy Plant No.3. Production of hard cheeses begins.  Opening of dairy trading houses in St. Petersburg, Khabarovsk, Yekaterinburg and Rostov.  Juice production at Sibirskoe Moloko begins.

		“Lovely Garden” vegetable and juice line; “Agusha” children’s dairy products.	Vladimir Putin named acting president, wins elections in first round.

2001	Acquisition of Anninskoe moloko, Rubtsovsky Dairy and Ufamolagroprom. Private-label production begins.	“Ginger Up” line of dairy and juice products for children.	Russia enters advanced negotiations for World Trade Organization accession.

2002

IPO on the New York Stock Exchange.  Acquisition of the following plants: Gulkevichsky butter factory, Kharkovsky, Veidelevki, Roska, Depsona, Tujmazy, Novokuibyshesky, and Burynsky Dairy.  10th anniversary of the company.

Russia enters the fourth consecutive year of strong economic growth and political stability.

“Milaya Mila” — sterilized and pasteurized milk, butter, cream as well as traditional sour milk products such as kefir, cottage cheese, and sour cream, launched in 1998

“Depsona” — covering 24 kinds of juices and nectars

“Kuban Cow” — sterilized and pasteurized milk, sour cream, cream and butter as well as traditional sour milk products such as kefir, ryazhenka, prostokvasha, launched in 1990

“DJ” — covering 10 kinds of fruit and berry drinks, launched in 1998

SHAREHOLDERS

SHAREHOLDERS as of May 10, 2003

Name of beneficial owner	Number of Shares Owned	Percentage of Shares Outstanding

Gavril A. Yushvaev	8,272,948	18.80%
Sergei A. Plastinin(1)(2)	5,351,421	12.16%
Mikhail V. Dubinin(1)	4,471,421	10.16%
United Burlington Investments Ltd.	2,771,264	6.30%
Alexander S. Orlov(1)	2,738,282	6.22%
David Iakobachvili(1)	2,818,347	6.41%
Mikhail I. Vishnyakov	1,357,798	3.09%
Evgeny L. Yaroslavsky	1,163,163	2.64%
Templeton Strategic Emerging
Markets Fund LDC	518,000	1.18%
Viktor E. Evdokimov	264,405	0.60%
Other	1,865,307	4.24%
American Depositary Receipt Holders	12,407,644	28.20%

Total	44,000,000	100.00%

Notes:

(1) Member of our Board of Directors.

(2) Member of our Management Board.

CONTENTS

Management Discussion and Analysis of Financial Condition and Result of Operations

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated and Combined Statements of Operations

Consolidated and Combined Cash Flows Statements

Consolidated and Combined Statements of Shareholders’ Equity

Notes to Consolidated and Combined Financial Statements

FINANCIAL REPORT

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Operating Results

The following discussion of our financial condition and results of continuing operations, except where otherwise indicated, should be read in conjunction with (a) our Consolidated Financial Statements and the related notes as of December 31, 2002 and for the year then ended, which have been audited by the independent public accounting firm of Ernst & Young (CIS) Limited; (b) our Consolidated and Combined Financial Statements and the related notes as of December 31, 2001 and 2000 and for the years then ended, which have been audited by the independent public accounting firm of Arthur Andersen ZAO and appear elsewhere in this document.  Our Consolidated Financial Statements and Consolidated and Combined Financial Statements have been prepared in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”).

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with the domestic (primarily being Russian) accounting principles and tax legislation.  The consolidated financial statements presented in this document have been prepared from domestic accounting records for presentation in accordance with U.S. GAAP.  These consolidated financial statements and results differ from the financial statements issued for statutory purposes in Russia in that they reflect adjustments not recorded in our domestic books, which are required to present the financial position, results of operations and cash flows in accordance with U.S.  GAAP.

In connection with WTO accession talks, the U.S. Department of Commerce and the European Union deemed Russia to have market economy status beginning in 2002.  However, the Russian economy continues to display certain traits consistent with that of a market in transition.  These characteristics have in the past included higher than normal inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia.  The continued success and stability of the Russian economy will be significantly affected by the government’s continued actions with regard to supervisory, legal, and economic reforms.

Exchange Rates and Inflation

Translation (remeasurement) of domestic currency-denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign currency translation”, as the majority of our operations were in hyperinflationary economies.  The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

For entities operating in hyperinflationary economies, monetary assets and liabilities have been translated at the year end exchange rate.  Non-monetary assets and liabilities have been translated at historical rates.  Share capital has been translated at the date of registration of Wimm-Bill-Dann Foods OJSC (“WBD Foods”) and on the dates of additional share issues.  Revenues, expenses and cash flows have been translated at the dates of the respective transactions.  Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the Consolidated and Combined Statements of Operations.

Our principle future operating cash flows will be generated in Russian rubles.  As a result, future movements in the exchange rate between the ruble and U.S. dollar will affect the U.S. dollar carrying value of our monetary assets and liabilities.  Such changes may also affect our ability to realize assets as represented in terms of U.S. dollars in the Consolidated and Combined Financial Statements.

As of January 1, 2003, Russia no longer meets the U.S. GAAP definition of a hyperinflationary economy.  Therefore, from this date our financial statements will be prepared using the local currency, the ruble, as the functional currency for WBD Foods’ Russian subsidiaries, although we will continue to report in U.S. dollars.  Therefore, our future currency gains and losses will reflect the combination of our monetary positions in U.S. dollars and euros and exchange rate fluctuations between the ruble and the U.S. dollar and between the ruble and the euro.  The potential impact of such a change on our financial position and results of operations cannot be estimated.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia.  These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average (1)	Period End

Year ended December 31,
2002	31.86	30.14	31.35	31.78
2001	30.30	28.16	29.22	30.14
2000	28.87	26.90	28.13	28.16
1999	27.00	20.65	24.67	27.00
1998	20.99	5.96	10.12	20.65

Note:

(1) The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
September 2002	31.65	31.57
October 2002	31.74	31.67
November 2002	31.84	31.76
December 2002	31.86	31.78
January 2003	31.88	31.78
February 2003	31.85	31.55
March 2003	31.60	31.38
April 2003	31.38	31.10
May 2003	31.12	30.62

On June 11, 2003 the exchange rate between the ruble and the U.S. dollar was approximately 30.51 rubles per $1.00.

The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate (1)
Year ended December 31,
2002	15.1%
2001	18.6%
2000	20.2%
1999	36.5%
1998	84.4%

Note:

(1) Source: The Russian State Committee on Statistics.

Our results of operations are affected by the relationship between the rate of inflation and the rate of devaluation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar).  As shown in the following table, there is no direct relationship between these two rates, and in 2002, 2001 and 2000 the ruble appreciated in real terms against the U.S. dollar (by way of contrast, the ruble depreciated in real terms in 1998):

	2002	2001	2000

Inflation (1)	15.1%	18.6%	20.2%
Devaluation of the ruble relative to the U.S. dollar in nominal terms (2)	5.4%	7.0%	4.3%

Notes:

(1) Source: The Russian State Committee on Statistics.

(2) Computed using the official exchange rate published by the Central Bank of Russia.

Although it is not practicable to provide reasonably quantifiable information in respect of all income statement captions, the following tables show how the real appreciation of the ruble against the U.S. dollar positively affected our reported net sales for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	% Increase
Net sales (in U.S. $ thousand) as reported in our consolidated and combined income statement	$824,734	$674,616	22.3
Indexed ruble sales (1)	27.3 billion	23.9 billion	14.2

	2001	2000	% Increase
Net sales (in U.S. $ thousand) as reported in our consolidated and combined income statement	$674,616	$465,411	45.0
Indexed ruble sales (1)	20.7 billion	17.1 billion	21.1

Note:

(1) Ruble sales multiplied by the relevant inflation rate to ensure ruble revenues for both years are at constant rubles as of December 31, 2002 and 2001, respectively.

Consequently, our revenues, as adjusted for inflation, increased by 14.2% and 21.1% compared with increases of 22.3% and 45.0%, after translation into U.S. dollars, in the years ended December 31, 2002 and 2001, respectively.

A significant part of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar and the euro.  These include capital expenditures and borrowings as well as costs of packaging materials, juice concentrates, certain other raw materials and to a more limited extent, salaries.  As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our costs in ruble terms.  If we cannot increase our ruble selling prices in line with ruble devaluation due to competitive pressures, our margins will suffer.  Other things being equal, it is easier for us to maintain our margins when the ruble is appreciating in real terms against the U.S. dollar or the euro.  Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our U.S. dollar-denominated or euro-denominated costs or repaying our U.S. dollar-denominated or euro-denominated indebtedness.

The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax losses carried forward and the deductible amount of depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition.  Any increased tax liability would increase our total expenses.

Generally, as the value of the ruble declines against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses.  As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains.  Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar.  Our net euro monetary liability position increased to $28.5 million at December 31, 2002 from $18.9 million at December 31, 2001 and the euro strengthened against the U.S. dollar.  As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million.  As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million.  Currency remeasurement gains and losses were reflected in our Consolidated and Combined Statements of Operations.  We have not engaged in any activities to hedge our dollar- or euro-denominated liabilities, as the market for these types of financial instruments in Russia is not well developed and costs of these instruments are relatively high.

Certain of our costs, such as salaries and supplies, are also sensitive to rises in the general price level in Russia.  In the future, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins.  Accordingly, high rates of inflation could increase our costs and decrease our operating margins.

Results of Continuing Operations

The following table summarizes the results of our continuing operations for the years ended December 31, 2002, 2001 and 2000:

	2002	% (1)	2001	% (1)	2000	% (1)
	(in thousands)		(in thousands)		(in thousands)

Sales	$824,734	100.0	$674,616	100.0	$465,411	100.0
Cost of sales	(579,707)	70.3	(492,990)	73.1	(349,077)	75.0
Gross profit	245,027	29.7	181,626	26.9	116,334	25.0
Selling and distribution expenses	(109,527)	13.3	(62,213)	9.2	(34,138)	7.3
General and administrative expenses	(62,955)	7.6	(54,461)	8.1	(43,025)	9.2
Other operating expenses	(6,497)	0.8	(4,498)	0.7	(1,241)	0.3
Operating income	66,048	8.0	60,454	9.0	37,930	8.1
Financial income and expenses, net	(14,131)	1.7	(10,581)	1.6	(5,664)	1.2
Provision for income taxes	(14,249)	1.7	(14,166)	2.1	(9,568)	2.1
Minority interest	(1,922)	0.2	(3,962)	0.6	(1,453)	0.3
Income from continuing operations	$35,746	4.3	$31,745	4.7	$21,245	4.6

Note:

(1) Expressed as a percentage of sales of the relevant year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales

Sales increased by 22.3% to $824.7 million in 2002 from $674.6 million in 2001.  The dairy segment continued to be our largest business segment representing 68.3% of net sales in 2002 compared to 72.0% in 2001.

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)

Dairy products	$562,982	68.3	$485,452	72.0
Juice products	261,752	31.7	189,164	28.0
	$824,734	100	$674,616	100.0

Sales in our dairy segment increased to $563.0 million in 2002 from $485.5 million in 2001.  Of this 16.0% increase, 11.7% related to volume growth (9.7% organic and 2.0% from acquisitions) and 4.3% related to an increase in prices in U.S. dollar terms.  The average prices of our dairy products in U.S. dollar terms increased to $0.60 per kilogram in 2002 from $0.57 per kilogram in 2001.  We sold 946.0 thousand tons in 2002 and 847.2 thousand tons of dairy products in 2001.  Our improved dairy sales were due to our increased presence in the regions, the development of additional products in our product portfolio and increased advertising and marketing activities.

Sales in our juice segment increased to $261.7 million in 2002 from $189.2 million in 2001.  This 38.4% increase was due to organic growth in volumes, which contributed 45.4% to the sales growth, and a decrease in average prices, which had a negative effect on sales growth of 7.0%.  Our increased juice sales volumes were due to our increased presence in the regions, the development of our product portfolio and increased advertising and marketing activities.  We sold 476.7 million liters of juice in 2002 and 327.1 million liters of juice in 2001.  In 2002, the Russian juice industry experienced significant price competition.  As a result of this and due to the increased share of lower-price, lower-quality brands in our juice product portfolio, primarily in sales to the regions where per-capita income is lower, the average prices of our juice products in U.S. dollar terms decreased to $0.55 per liter in 2002 from $0.58 per liter in 2001.

Sales per employee decreased to $51,000 in 2002 from $60,000 in 2001 as a result of our acquisitions during 2002 of businesses with comparatively low sales per employee.  The average number of employees increased to 16,243 in 2002 from 11,335 in 2001.

Cost of Sales

Cost of sales primarily consists of expenses relating to raw materials (concentrates for juices, raw milk for dairy products and packaging materials for all products), as they comprised 87.3% and 88.9% of our total cost of sales in 2002 and 2001, respectively.  The table below sets forth these costs for both 2002 and 2001:

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)

Raw materials	$506,086	87.3	$438,360	88.9
Personnel	26,548	4.6	20,103	4.1
Depreciation	14,983	2.6	10,609	2.2
Utilities	10,971	1.9	8,734	1.8
Goods for resale	13,770	2.4	10,273	2.1
Other	7,349	1.2	4,911	0.9
	$579,707	100.0	$492,990	100.0

Raw materials costs increased by 15.4% between 2002 and 2001 but decreased as a percentage of sales to 61.4% in 2002 from 65.0% in 2001.  In our dairy segment, the raw materials to sales ratio decreased to 60.8% in 2002 from 69.4% in 2001 due to an increase in selling prices, an increase in the share of higher value-added products in the product portfolio and lower raw milk prices compared to 2001.  In our juice segment, the raw materials to sales ratio increased to 62.6% in 2002 from 53.8% in 2001 due to lower average selling prices and the higher cost of concentrates and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice concentrate-producing regions.  The higher cost of the major components of our juice products adversely affected the raw materials to sales ratio despite the increase in the share of lower-end brands in the product portfolio.  In both segments, economies of scale achieved on purchases of packaging materials had a positive effect on the raw materials to sales ratios.  In the dairy segment, approximately 60% of our raw material costs were ruble-denominated and 40% were hard-currency-denominated.  In the juice segment, substantially all of our raw material costs were hard-currency denominated.

Personnel costs increased by 32.1% between 2002 and 2001.  The average number of production personnel has increased to 8,812 in 2002 from 7,162 in 2001 resulting from various acquisitions in 2002 and 2001 and the hiring of new production personnel as a result of installing new production lines at almost every production site.  Our payroll cost per production employee increased by 7.1% to approximately $3,000 in 2002 from $2,800 in 2001 due to recruitment of higher-qualified personnel, the increase in pay rates throughout Russia, as well as the effect of aligning the level of salary at plants we acquired in 2001 to the salary levels at our existing plants.

Depreciation increased by 41.2%, reflecting additional capital expenditures in 2001 and 2002.

Goods for resale include various dairy products.  In 2002, we further increased our purchases of cheese which we purchased from independent cheese producers.  These purchases were necessary to effect our increased sales of cheese.

Utility costs increased by 25.6% in 2002 due to the increase in our production and warehouse facilities, as well as an increase in electricity and gas tariffs.

Gross Margin

Our gross profit increased by 34.9% to $245.0 million in 2002 from $181.6 million in 2001.  Our gross margin also increased to 29.7% in 2002 from 26.9% in 2001.

Gross margin in our dairy segment increased to 29.3% in 2002 from 22.8% in 2001.  This increase was primarily due to lower prices for raw milk, and an increase in the share of high value-added products in our dairy segment product portfolio.  Improved economies of scale also had a positive impact on the cost of packaging materials and, therefore, the gross margin.

Gross margin in our juice segment decreased to 31.0% in 2002 from 37.9% in 2001 primarily due to higher prices on juice concentrates and berries, the impact of consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per-capita income is lower and competitive pricing pressures.  In 2002, the Russian juice industry experienced significant price competition due to our main competitors’ attempts to gain market share by using price dumping tactics.

Selling and Distribution Expenses

Selling and distribution expenses increased by 76.1% between 2002 and 2001.  As a percentage of sales, selling and distribution expenses increased to 13.3% in 2002 from 9.2% in 2001.  Our selling and distribution expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)

Advertising and marketing	$34,857	$19,562
Personnel	30,620	15,978
Transportation	24,700	17,144
Materials and supplies	6,311	2,597
Warehouse	5,228	2,408
Other	7,811	4,524
Total selling and distribution expenses	$109,527	$62,213

Advertising and marketing expenses increased in 2002 by $15.3 million, or 78.2% in absolute terms, and by 1.3% in relation to sales, to 4.2% in 2002 from 2.9% in 2001, due to the continuation of our regional expansion program and annual media inflation on leading national television channels which exceeded 80%.  Despite these price increases, we were able to obtain volume discounts and thus manage the cost increase more effectively.  In 2002, TV advertising expenses represented more than half of our advertising budget.  In 2002, 37.0% of our revenues came from sales in the regions as compared to 29.5% in 2001.  The increase in regional sales was achieved through the strengthening of our advertising presence in these markets.  The share of regional advertising out of our total advertising and marketing expenses increased to 14.1% in 2002 from 2.5% in 2001.

Personnel expenses increased by 91.6% in 2002 as compared to 2001.  This increase was due to the substantial increase of our sales force as part of our regional expansion program, as well as the acquisition of new subsidiaries.  The average number of employees in our selling and distribution department increased to 4,326 in 2002 from 1,996 in 2001 as we continued the expansion of our distribution network into the regions and to increase our direct sales to retailers.  In 2002, the higher costs of personnel arising from the increase in our direct sales to retailers were offset in part by the higher selling prices we were able to charge retailers as compared to independent distributors, which had the effect of increasing our gross margin compared with 2001.  Our payroll cost per employee decreased by 11.3% to $7,100 in 2002 from $8,000 in 2001 due to our acquisition of new subsidiaries and the setting up of new distribution centers in the regions where average salaries are lower.  Our personnel costs as a percentage of sales increased to 3.7% in 2002 from 2.4% in 2001.

Transportation costs, which primarily consist of external transportation costs, increased by 44.1% in 2002 as compared to 2001.  Our transportation expenses as a percentage of sales increased to 3.0% in 2002 from 2.5% in 2001.  This was mainly due to the expansion of our distribution network into the regions and an increase in the number of routes for both our juice and dairy segments, which allowed us to increase the share of our sales in various regions.

General and Administrative Expenses

General and administrative expenses increased by 15.6% in 2002 as compared to 2001, but decreased as a percentage of sales to 7.6% in 2002 from 8.1% in 2001.  Our general and administrative expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)

Personnel	$33,800	$29,016
Taxes other than income tax	11,872	8,452
Audit, consulting and legal fees	2,613	2,170
Materials and supplies	2,399	1,623
Depreciation	2,075	1,111
Communication costs	1,800	1,324
Rent	1,531	1,176
Insurance	1,040	1,235
Security expenses	559	2,210
Other	5,266	6,144
Total general and administrative expenses	$62,955	$54,461

Personnel expenses increased by 16.5% due to an increase in the average number of administrative personnel to 3,105 in 2002 from 2,177 in 2001 resulting from our acquisitions in 2002 and 2001 and the need for higher qualified personnel as a result of our public company status.  Our average cost per employee decreased to $10,900 in 2002 from $13,300 in 2001 due to lower salary levels in the regions.

Taxes, other than income tax, include road users tax, which is levied on our sales, and advertising tax, which is levied on our advertising expenses.  The increase in these taxes of 40.5% in 2002 compared to 2001 was due to higher sales and advertising expenses in 2002 compared with 2001.

Operating Income

Operating income increased to $66.0 million in 2002 from $60.5 million in 2001, representing an increase of 9.1%.  Operating income as a percentage of sales decreased to 8.0% in 2002 from 9.0% in 2001 due to selling and distribution expenses as a percentage of sales being higher in 2002 compared with 2001.  In the dairy segment, our operating income increased by 49.8% to $66.2 million in 2002, or 11.8% in relation to sales, from $44.2 million in 2001, or 9.1% in relation to sales.  In the juice segment, our operating income decreased by 45.2% to $18.4 million in 2002, or 7.0% in relation to sales, from $33.5 million in 2001, or 17.7% in relation to sales.  The decrease was due to the decrease in the gross margin and an increase in advertising, transportation and sales-force expenses due to our continuing regional expansion program.

Our operating income in 2002 and 2001 benefited from certain tax planning initiatives to reduce our operating taxes.  These initiatives were subject to unsuccessful challenge by the Russian tax authorities in respect of the years ended December 31, 1997 and 1998, and may be subject to challenge in respect of later periods.  If successful, any such challenge could result in significant financial losses.  See Note 30 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 for a quantification of the benefits we have obtained from these initiatives and our potential losses if the initiatives are successfully challenged.  We will vigorously defend any claim that these initiatives are contrary to Russian tax law.

We significantly reduced these tax initiatives in 2002 following positive changes in tax legislation.  We will seek to mitigate the adverse effect of the increase in operating taxes resulting from the reduction of these initiatives by increases in selling prices in U.S.  dollar terms to the extent the competition allows us to do so.

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended December 31,
	2002	2001
	(in thousands)

Interest and bank charges	$15,025	$13,236
Interest income	(2,928)	(126)
Currency remeasurement losses (gains)	2,860	(2,483)
Other financial (income) expense	(826)	(46)
Total financial income and expense, net	$14,131	$10,581

Interest and bank charges increased by 13.5% in 2002 compared to 2001.  This resulted from an increase in our short- and long-term borrowings, including vendor financing obligations, to $186.0 million at December 31, 2002 from $143.5 million at December 31, 2001.  The decrease in weighted average interest rates on our debt resulted from our increased credit worthiness due to our public company status and a general reduction of interest rates in Russia.

Interest income of $2.9 million resulted from the investment of cash proceeds received from our IPO in February 2002.

Currency remeasurement gains in 2001 became losses in 2002 as a result of the following developments.  As the value of the ruble declined against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses.  As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains.  Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar.  Our net euro monetary liability position increased to $28.5 million from $11.8 million at December 31, 2001 at December 31, 2002 and the euro strengthened against the U.S. dollar.  As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million.  As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million.

Provision for Income Taxes

Our provision for income taxes for the years ended December 31, 2002 and 2001 was as follows:

	Year ended December 31,
	2002	2001
	(in thousands)

Current provision	$14,211	$11,993
Deferred charge	38	2,173
Total provision for income taxes	$14,249	$14,166

Provision for income taxes amounted to $14.2 million in 2002 and 2001.  These provisions comprise current income tax charges of $14.2 million in 2002 and $12.0 million in 2001, and deferred tax charges of $0.04 million in 2002 and $2.2 million in 2001.  Deferred tax charges arise on temporary differences between the bases of computing income under domestic principles and U.S. GAAP.

In 2002 our effective income tax rate was 27.4% compared to the Russian statutory income tax rate of 24.0%.  The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and tax benefits for small enterprises.  In 2001 our effective income tax rate was 28.4% compared to the Russian statutory income tax rate of 35.0%.  The difference was primarily due to tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits, non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and recognition of a deferred tax liability resulting from the tax effect of our investment programs in the Lianozovo Dairy Plant (“LMK”) and the Tsaritsino Dairy Plant (“TsMK”).  See “— Acquisitions” and Note 19 to our Consolidated and Combined Financial Statements as of December 31,

2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.  As a result of the adoption of Chapter 25 of the Second Part of the Tax Code and with effect from January 1, 2002, the income tax rate in Russia was reduced from 35% to 24% and income tax benefits, being investment and social infrastructure maintenance credits and baby food products benefit, were abolished.

In 2002 and 2001, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment.  Under income tax legislation which was in effect before January 1, 2002 small enterprises involved in certain activities, such as food processing, were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively.  Had we not taken advantage of the small enterprise tax benefit in 2002 and 2001, our income tax expense would have been higher by $5.7 million and $14.1 million, respectively.  The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001.  Starting from January 1, 2002 our juice production has been primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively.  As a result, we will continue to benefit from the small enterprise tax legislation for the next several years in the manner described above.  We intend to continue to structure our juice business to meet the technical requirements of the small enterprise tax legislation, to the extent it remains in effect.

Minority Interest

The minority interests in the Consolidated and Consolidated and Combined Statement of Operations reflect the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries.  In 2002 and 2001, net profits on continuing operations attributable to minority shareholders of our subsidiaries reduced to $1.9 million from $4.0 million as a result of acquisitions by us of additional shares in our subsidiaries, the Moscow Baby Food Plant (“ZDMP”), LMK and Kiev Dairy No. 3 (“KMMZ”).

Net Income

Net income from continuing operations in 2002 was $35.7 million (4.3% of sales), compared with $31.7 million (4.7% of sales) in 2001.

Net profit (before corporate and common expenses, deferred tax and minority interest) of our dairy segment was $44.6 million (7.9% of dairy segment sales) in 2002 and $26.8 million (5.5% of dairy segment sales) in 2001.  Net profit (before corporate and common expenses, deferred tax and minority interest) of our juice segment was $12.7 million (4.9% of juice segment sales) in 2002 and $28.3 million (15.0% of juice segment sales) in 2001.  Our common and corporate expenses, including depreciation, legal, audit and consulting fees, head office maintenance expenses, expenses on global marketing research, charity and holding company personnel expenses were $19.6 million and $17.2 million in 2002 and 2001, respectively, and are included in general and administrative expenses as discussed above.  See Note 28 to our Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 for a detailed analysis of our segments.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales

Sales for the year ended December 31, 2001 increased by 45.0% compared to the year ended December 31, 2000, from $465.4 million to $674.6 million.  The main reasons for our improved sales in both the dairy and juice segments were increased advertising and marketing, as evidenced by a 36.7% increase in our advertising and marketing expenditures as compared with 2000.  Sales in each of our two segments were as follows:

	Year ended December 31,
	2001	%	2000	%
	(in thousands)		(in thousands)

Dairy products	$485,452	72.0	$325,482	70.0
Juice products	189,164	28.0	139,929	30.0
	$674,616	100.0	$465,411	100.0

In 2001, our dairy products sales increased by 49.1% compared to 2000, from $325.5 million to $485.5 million.  This resulted from a 20.2% increase related to the acquisition of new subsidiaries, a 13.3% increase in volumes related to our existing business and a 15.6% increase in prices in U.S. dollar terms related to our existing business.  Our average price on dairy products increased from $0.52 per kilogram in 2000 to $0.57 per kilogram in 2001.  We sold 847.2 thousand tons of dairy products in 2001 and 630.2 thousand tons of dairy products in 2000.  The reasons for our improved sales of dairy products were changes in our products portfolio resulting in increased sales of products with higher prices such as “Chudo” dessert dairy products in the Moscow region and sterilized milk in other regions, a continued move to direct sales to retailers and an increase in the number of our merchandising personnel who work with the retailers to increase the visibility and awareness of our product range.

Juice segment sales increased by 35.2% to $189.2 million in 2001 from $139.9 million in 2000.  The reasons for our improved sales of juice products were numerous advertising and marketing campaigns, advertising and marketing initiatives independently undertaken by retailers, improvements in customer service and increased penetration into regional markets.  Our juice products sales increase resulted from a 31.7% increase in volumes and a 3.5% increase in prices in U.S. dollar terms.  In the juice segment, our average price in U.S. dollar terms increased to $0.58 in 2001 from $0.56 per liter in 2000.  We sold 327.1 million liters of juices in 2001 and 250.3 million liters of juices in 2000.

Sales per employee decreased to $60,000 in 2001 from $72,000 in 2000 as a result of our acquisitions during 2001 of businesses with comparatively low sales per employee.  The average number of employees increased to 11,335 as of December 31, 2001 from 6,466 as of December 31, 2000.

Cost of Sales

Expenses relating to raw materials (concentrates for juices, milk for dairy products and packaging for all sales), comprised 88.9% and 91.5% of our total cost of sales in 2001 and 2000, respectively.  The table below shows our cost of sales for both 2001 and 2000:

	Year ended December 31,
	2001	%	2000	%
	(in thousands)		(in thousands)

Raw materials	$438,360	88.9	$319,344	91.5
Personnel	20,103	4.1	11,939	3.4
Depreciation	10,609	2.2	7,993	2.3
Goods for resale	10,273	2.1	2,021	0.6
Utilities	8,734	1.8	3,457	1.0
Other	4,911	0.9	4,323	1.2
	$492,990	100.0	$349,077	100.0

Raw material costs increased by 37.3% between 2001 and 2000 but decreased as a percentage of sales from 68.6% to 65.0%.  The decrease in the raw materials to sales ratio was due to (1) an increase in the share of value-added products in our products portfolio; (2) an increase in sales prices in U.S. dollar terms and (3) a slight decrease in dairy segment packaging prices and in juice segment concentrate prices in U.S. dollar terms as a result of our increased use of Russian suppliers and a reduction in customs duties.  We increased our selling prices in line with increases in the costs of our ruble-denominated raw materials.  This, together with the fact that inflation significantly exceeded the devaluation of the ruble versus the U.S. dollar during 2001, resulted in a reduction of our raw material costs as a percentage of sales.  In the dairy segment, approximately 60% of our raw material costs are ruble-denominated and 40% are hard-currency-denominated.  In the juice segment, substantially all of our raw material costs are hard-currency denominated.

Personnel costs increased by 68.4% between 2001 and 2000 due to an overall rise in salaries in Russia and the hiring of personnel with higher qualifications than we previously employed.  Further, the movement in personnel costs also reflected the increase in our sales, as salaries and wages were aligned with changes in production levels, as well as the acquisitions of new subsidiaries that were less efficient than our existing subsidiaries.  The average number of production personnel increased to 7,162 in 2001 from 4,280 in 2000.  Our payroll cost per employee remained stable at approximately $2,800 in 2001 and in 2000.

Depreciation increased by 32.7%, reflecting the additional capital expenditure in 2001 and 2000.

Goods for resale include various dairy products, and in particular cheese, which increased significantly in 2001 compared with 2000.  As we did not produce cheese in significant volumes during 2001, we purchased cheese from independent cheese producers and sold these cheese products along with our other dairy products in order to satisfy our customers’ desires for more extensive dairy product lines.

Utility costs increased by 152.6% as a result of rises in electricity and gas tariffs, a temporary switch to state-provided water at LMK due to the reconstruction of its own water well facilities and the installation and use of more energy-intensive production equipment.

Gross Margin

Our gross margin for 2001 showed an improvement compared to 2000, increasing to 26.9% in 2001 from 25.0% in 2000.  We largely maintained our dairy segment gross margin at 22.7% in 2001 as compared to 2000 with only a 0.5% reduction from 2000 levels despite the acquisition of several new subsidiaries with low gross margins.  The increase in our juice segment gross margin from 29.8% to 37.9% resulted from (1) an introduction of new products with higher gross margins; (2) a slight decrease in raw material prices in U.S. dollar terms; and (3) a significant decrease in customs duties for certain concentrates.  We also raised selling prices in line with the inflation of the ruble; therefore, our juice segment gross margin also improved in 2001 as a result of a higher inflation rate in 2001 compared to the depreciation rate of the ruble against the U.S. dollar and a significant portion of hard-currency-denominated juice production expenses.

Selling and Distribution Expenses

Selling and distribution expenses increased by 82.2% between 2001 and 2000.  As a percentage of sales, selling and distribution expenses increased to 9.2% in 2001 from 7.3% in 2000.  The composition of such expenses was as follows:

	Year ended December 31,
	2001	2000
	(in thousands)

Advertising and marketing	$19,562	$14,305
Transportation	17,144	6,743
Personnel	15,978	8,982
Warehouse	2,408	2,088
Other	7,121	2,020
	$62,213	$34,138

Advertising and marketing expenses increased by 36.7% as we continued our policy of increasing our market share and as we introduced new products into the market.  Advertising and marketing expenses in the dairy segment increased by 45.5% and in the juice segment by 24.6%.  Advertising and marketing expenses increased more in the dairy segment due to increasing competition in the Russian dairy sector.  Advertising and marketing expenses also increased in connection with the promotion of “Ginger Up”, a new brand of dairy and juice products for children.  The increase in advertising and marketing expenses of our juice segment resulted from more severe competition in the juice market in 2001 in comparison with 2000 and the expansion of advertising and marketing campaigns into regional markets.  In 2001, TV advertising expenses represented more than half of our advertising budget.  Advertising and marketing expenses as a percentage of sales were stable as compared to 2000 at approximately 3%.

Personnel costs increased by 77.9% in both the dairy segment and the juice segment.  This was due to a rise in the number of people we employed, which primarily resulted from the increase in the size of our sales and distribution department targeting direct sales to retailers.  The average number of employees in our selling and distribution department increased to 1,996 in 2001 from 881 in 2000.  In 2001, the higher costs of personnel arising from the increase in our direct sales to retailers were offset in part by the higher selling prices we were able to charge retailers as compared to independent distributors, which had the effect of increasing our gross margin compared with 2000.  We also expanded our distribution network to the regions, which resulted in more people being on the payroll.  Our payroll cost per employee decreased by 21.6% to $8,000 in 2001 from $10,200 in 2000 due to the acquisition of new subsidiaries with 865 sales and distribution personnel with comparatively low salaries.  Our personnel costs as a percentage of sales increased to 2.4% in 2001 from 1.9% in 2000.

Transportation costs, which primarily consist of external transportation costs, increased by 154.2%.  Our transportation expenses as a percentage of sales increased to 2.5% in 2001 from 1.4% in 2000.  This was primarily due to an increase in our juice segment sales, especially in various regions of Russia.  In contrast, transportation expenses in our milk segment have always been relatively low due to the closer location of customers to our production facilities caused by the short shelf life of our milk products, although there was an increase in these expenses during 2001 due to increased yogurt sales and an increase in intra-group sales with the objective of raising sales in our regional companies.

General and Administrative Expenses

General and administrative expenses increased by 26.6% in 2001 compared to 2000, but decreased from 9.2% in 2000 to 8.1% in 2001 as a percentage of sales.  The composition was as follows:

	Year ended December 31,
	2001	2000
	(in thousands)
Personnel	$29,016	$14,756
Taxes other than income tax	8,452	19,780
Security	2,210	1,721
Audit, consulting and legal	2,170	1,222
Insurance	1,235	178
Depreciation	1,111	575
Other	10,267	4,793
	$54,461	$43,025

Personnel expenses increased by 96.6% as a result of the increase of our payroll costs per employee, to $13,300 in 2001 from $11,300 in 2000, reflecting overall labor market conditions and the establishment of Wimm-Bill-Dann Foods OJSC as our holding company.  The average number of our administration personnel increased to 2,177 in 2001 from 1,305 in 2000.

Taxes other than income tax include road users tax, social infrastructure and maintenance tax, which are taxes that are levied on our sales, and advertising tax, which is levied on our advertising expenses.  The overall decrease in such taxes amounted to 57.3%, which reflected a decrease in the rates of certain taxes effective from January 1, 2001.

From January 1, 2001, the road users tax rate was reduced to 1.0% from 2.5%, and the social infrastructure and maintenance tax was abolished from its previous rate of 1.5%.  In 2001 and 2000, the road users tax charge amounted to $6.8 million and $11.6 million, respectively, and the social infrastructure and maintenance tax charges were $0 and $6.9 million, respectively.  Due to the increase in our advertising and marketing expenses, our advertising and other taxes charge increased to $1.7 million in 2001 from $1.2 million in 2000.

In 2001, we launched an insurance program for technological facilities and equipment at our plants, which caused our insurance expenses to increase to $1.2 million in 2001 from $0.2 million in 2000.

Operating Income

Operating income increased significantly to $60.5 million in 2001 from $37.9 million in 2000, representing an increase of 59.6%.  Operating income as a percentage of sales improved from 8.1% in 2000 to 9.0% in 2001.  In the dairy segment, our operating income increased from $29.5 million in 2000 to $44.2 million in 2001, representing an increase of 49.8%.  In 2001, we made several acquisitions of new subsidiaries in the dairy segment.  However, such acquisitions did not increase our operating income in 2001.  In the juice segment, our operating income increased to $33.5 million in 2001 from $18.7 million in 2000, representing an increase of 79.1% which resulted from new high-margin products and a decrease in the cost of certain raw materials.

Our operating income in 2001 and 2000 benefited from certain tax planning initiatives to reduce our operating taxes.  See “—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001”.

Financial Income and Expenses

Financial income and expenses comprised the following:

	Year ended December 31,
	2001	2000
	(in thousands)

Interest and bank charges	$13,236	$6,738
Currency remeasurement gains	(2,483)	(1,116)
Other	(172)	42
	$10,581	$5,664

Interest and bank charges increased by 96.4% in 2001 over 2000.  This resulted from an increase in our short- and long-term borrowings as of December 31, 2001 compared with December 31, 2000 from $67.8 million to $122.0 million, respectively.  In 2001, we made significant investments in property, plant and equipment and in the acquisition of new dairy subsidiaries which resulted in an increase in the need for debt financing.  We believe that our credit worthiness increased as a result of our strengthened balance sheet in 2001, and that this factor led to a decrease in weighted average interest rates and reduced bank charges.

Our currency remeasurement gains represented exchange gains and losses arising on re-translation of ruble- and euro-denominated monetary assets and liabilities into U.S. dollars.  Currency measurement gains increased during 2001, which is a reflection of an increase in our net ruble-and euro-denominated monetary liability positions.

Provision for Income Taxes

Provision for income taxes increased from $9.6 million in 2000 to $14.2 million in 2001.  These provisions comprised a current income tax charge of $12.0 million for 2001 and $9.7 million for 2000, and a deferred tax charge of $2.2 million for 2001 and a benefit of $0.1 million for 2000.  Deferred tax benefits and charges arise on temporary differences between the basis of computing income under Russian accounting principles and U.S. GAAP.

In 2001 our effective income tax rate was 28.4% compared to the Russian statutory income tax rate of 35.0%.  The difference was primarily due to tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits, non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset, recognition of a deferred tax liability resulting from the tax effect of our investment programs in LMK and TsMK.  See “—Acquisitions” and Note 19 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.  In 2000 our effective income tax rate was 29.7% compared to the Russian statutory income tax rate of 30.0%.  The difference was primarily due to non-deductible expenses for Russian statutory taxation purposes and tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits.  With effect from January 1, 2001 the income tax rate increased from 30% to 35%.  We did not experience any significant adverse effects on our liquidity position as a result of the change in the income tax rate because of our positive operating cash flows and our ability to offset income tax liabilities with VAT receivable.

In 2001 and 2000, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment.  See “—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001”.

Minority Interest

The minority interests in the Consolidated and Combined Statement of Operations reflect the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries.  In 2001 and 2000, net profits on continuing operations attributable to minority shareholders of our subsidiaries were $4.0 million and $1.5 million, respectively.

Prior to July 2001, the Moscow City Government owned 15% of the shares of the LMK and TsMK.  In May 2000, we signed share purchase agreements with the Moscow City Government for the purchase of 15% of the shares of LMK and TsMK.  TsMK agreed to purchase 15% of the LMK shares for $0.9 million and to invest $8.2 million of plant and equipment.  LMK agreed to purchase 15% of the TsMK shares for $0.2 million and to invest $5.5 million in plant and equipment.  By December 31, 2000 the purchase consideration had been paid, and by May 31, 2001 all the investments had been made.  However, due to statutory procedural reasons, the transfer of share ownership did not occur until July 2001.  As a result, an advance of $1.1 million was recognized for the cash which had been paid at December 31, 2000, and the Moscow City Government’s 15% ownership in LMK and TsMK were treated as minority interests until July 2001 on the basis that transfer of ownership had not yet occurred.

Net Income

Net income from continuing operations for 2001 was $31.7 million (4.7% of sales) compared with $21.2 million (4.6% of sales), for 2000.  Our net profit (before corporate and common expenses, deferred tax and minority interest) for the dairy segment was $26.8 million (5.5% of sales) in 2001 and $15.2 million (4.7% of sales) in 2000.  Our net profit (before corporate and common expenses, deferred tax and minority interest) in the juice segment was $28.3 million (15.0% of sales) in 2001 and $17.7 million (12.6% of sales) in 2000.  Our common and corporate costs, including depreciation, legal, audit fees and other consulting fees, head office maintenance expenses, expenses on global marketing researches, charity and holding company personnel expenses in 2001 and 2000 were $17.2 million and $10.3 million, respectively, which reflects the additional costs associated with the establishment and operation of WBD Foods OJSC.

Working capital

As at December 31, 2002 our cash and cash equivalents balance was $29.3 million and our working capital balance was $55.3 million.  Working capital increased in 2002 from a negative balance of $23.6 million in 2001 mainly due to the increase in cash and cash equivalents, trade accounts receivable, taxes receivable and a decrease in trade accounts payable.  The increase in cash and cash equivalents from $6.9 million in 2001 to $29.3 million in 2002 primarily represents the unused balance of our IPO proceeds.

Trade accounts receivable increased to $60.1 million in 2002 from $25.3 million in 2001.  This was due to an increase in the average number of days for payment of trade receivables, driven in part by the improved credit worthiness of our customers and changes in market practice, as well as a greater seasonal increase in juice sales in 2002 as compared to 2001.  Average trade receivables increased to 10–19 days, for the reasons discussed above, in 2002 compared to 6–10 days in 2001.  Based on our assessment of collectibility, bad debt allowance was increased to 4.4% of debtors compared to 2.2% in 2001.

Taxes receivable represents VAT (value added tax) due from the state budget.  The increase to $68.4 million at December 31, 2002 from $34.9 million at December 31, 2001 was primarily due to the following: (1) the overall increase in sales: we charge customers 10% VAT on most of our dairy and juice products, whereas the VAT that we are charged on most of our purchases is 20%; (2) significant purchases of property, plant and equipment, the VAT on which can only be offset against VAT payable when the assets have been put into operation: we had $95.8 million of construction-in-progress at December 31, 2002 compared to $36.9 million at December 31, 2001.  Under existing tax legislation we are able to offset this VAT against income taxes and other taxes payable to the state, which for the years ended December 31, 2002 and 2001 amounted to $4.0 million and $4.8 million, respectively and to recover from the state budget.  We intend to take all legally available steps, including filing litigation claims, to facilitate the recovery of taxes receivable from the state budget.

Inventory in both our dairy and juice segments primarily consisted of raw materials and finished goods.  Turnover of inventory in days as of December 31, 2002 amounted to 55 days, as compared to 54 days as of December 31, 2001.  The relatively high number of days in inventory is a reflection of our wide product range.  We believe inventory is well controlled and appropriately managed as reflected by our minimal need for reserves for damaged or out-of-date product.

Trade accounts payable decreased to $40.1 million at December 31, 2002 from $48.6 million at December 31, 2001.  This is a reflection of tighter payment terms applied to apple concentrate supplies due to the low harvest in 2002, and a year-end payment to Tetra Pak, our major supplier of packaging materials, in the amount of $29.2 million, based on our contractual arrangements.  Trade payables averaged 30 days as of December 31, 2002 and 36 days as of December 31, 2001.

Cash Flows

A summary of our cash flows from continuing operations were as follows:

	Year ended December 31,
	2002	2001	2000
	(in thousands)

Cash flows (used in) provided by operating activities	$(6,863)	$12,591	$16,771
Cash flows used in investing activities — cash paid for the acquisition of subsidiaries	(39,571)	(8,855)	(4,361)
Cash flows used in investing activities — cash paid for the acquisition of property, plant and equipment	(78,505)	(45,417)	(17,551)
Cash provided by financing activities	$152,600	$44,613	$21,581

In 2002, the major sources of our liquidity were our initial public offering proceeds of $162.1 million and bank loans.  Net cash used in operating activities in 2002 was $6.9 million, compared with a $12.6 million net cash inflow in 2001.  The negative cash flows in 2002 are primarily attributed to an increase in accounts receivable ($34.9 million), taxes receivable ($32.9 million) and a decrease in trade accounts payable ($13.3 million).

We spent $122.7 million on our investment activities in 2002, including acquisitions of property, plant and equipment of $78.5 million, acquisitions of subsidiaries of $39.6 million, investments in direct financing leases of $1.8 million and other investment activities of $2.8 million.

Proceeds from the initial public offering were primarily used to finance our investment activities and repay loans bearing the highest interest rates.

In 2001, net cash provided by operating activities was $12.6 million, a decrease of 24.9% over 2000.  This decrease is primarily attributable to increases in our inventories ($30.3 million), trade accounts receivable ($14.1 million), as well as taxes receivable ($13.9 million).  These changes were due to the overall increase in our business.

In 2001, we spent $8.9 million on the acquisition of subsidiaries, which was double that of 2000.  The acquisitions were made in different regions of Russia and in the Ukraine.

Following our expansion strategy, we continued to purchase property, plant and equipment during 2001 in order to increase production facilities in our new and existing subsidiaries.  As a result, we acquired 2.6 times more equipment in 2001 than in 2000 in anticipation of the expected positive development of the macroeconomic situation in Russia.

In 2001, our main sources of financing for the acquisition of subsidiaries and acquisition of property, plant and equipment were short- and long-term debt which increased by $54.3 million as at December 31, 2001 over December 31, 2000 level.  Net cash provided by financing activities in 2001 was $44.6 million, which primarily reflects the increase in short- and long-term loans and $16.8 million of bonds issued in November 2001.

In 2000, net cash provided by operating activities of continuing operations was $16.8 million, which is primarily attributable to an increase in both net income and trade accounts payable offset by a rise in inventories and accounts receivable.  Net cash used in investing activities of continuing operations was $27.8 million, which primarily related to investments in property, plant and equipment and acquisitions of subsidiaries.  Net cash provided by financing activities was $21.6 million, which primarily reflects the increase in short- and long-term debt and pay-out of dividends.

Currently, cash transfers between us and our subsidiaries and between our subsidiaries are mainly comprised of intercompany loans, repayment of principal and interest on intercompany loans, investments in share capital and dividend distributions.  Dividends may be declared on an annual basis based on a recommendation by the board of directors approved at shareholders meeting.  Dividends must be paid out of net earnings and may not exceed undistributed net profit determined under Russian statutory accounting principals.

Debt

In 2002, we continued to adhere to our core financial policies aimed at minimizing borrowing costs and reducing financial risks through:

•     Diversification of the debt portfolio by currency, maturity, and loan type in order to reduce interest rate, liquidity and exchange rate risks.

•     Diversification of cash flows among several core relationship banks in order not to become dependent on a single liquidity provider.

•    Development of a multifaceted relationship with banks to take advantage of packaged service discounts.

Principal sources of liquidity

Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and borrowings under short-term credit facilities.  We also rely on long-term borrowings and domestic and international securities offerings to finance capital expenditures and acquisitions.  We expect to finance future liquidity needs through cash flows from operations and additional external indebtedness.  The availability of external financing is influenced by many factors, including our financial position and market conditions.  Under certain circumstances, we may be required to repay certain short-term and long-term indebtedness.

Short-Term and Long-Term Loans

Short-term and long-term loans as at December 31, 2002 amounted to $101.1 million, which represents a 3.9% decrease over December 31, 2001.  Our short-term loans as at December 31, 2002 and 2001 are summarized in the following table:

	Weighted average interest rate as at December 31, 2002
		At December 31,
		2002	2001
		(in thousands)

Bank of Moscow	16.5%	$27,491	$—
Sberbank	16.0%	23,049	34,866
Moscow Business World Bank	16.3%	14,133	6,966
International Moscow Bank	10.5%	8,146	—
Vneshtorgbank	18.0%	6,292	9,481
Citibank (Ukraine)	21.4%	3,684	—
Commerzbank	6.6%	3,098	3,000
Moscow City Government	7.4%	2,887	10,596
Alfa Bank	17.0%	1,573	13,033
Citibank T/O	19.5%	692	2,986
Rosdorbank	—	—	6,470
Other	21.0%	3,005	4,530
		$94,050	$91,928

The above loans can be categorized in the following currencies:

	At December 31,
	2002	2001
	(in thousands)

Russian rubles	$81,524	$67,494
U.S. dollars	8,000	22,137
Euro	98	854
Other currencies	4,428	1,443
	$94,050	$91,928

Our long-term loans position as at December 31, 2002 and 2001 is summarized in the following table:

	Weighted average interest rate as at December 31, 2002	At December 31,
		2002	2001
		(in thousands)

ING Bank (Eurasia)	3.7%	$5,190	$4,154
Aval	13.0%	520	1,259
Raiffeisenbank	4.4%	477	1,105
Alfa Bank	—	—	3,980
Moscow Industrial Bank	—	—	1,121
Other	8.9%	842	1,643
		$7,029	$13,262

The above loans can be categorized in the following currencies:

	At December 31,
	2002	2001
	(in thousands)

U.S. dollars	$3,958	$6,389
Euro	2,745	3,978
Russian rubles	326	1,636
Other currencies	—	1,259
	$7,029	$13,262

Our overall loan level decreased by $4.1 million as of December 31, 2002 compared with December 31, 2001 as a result of an increase in our own financial resources.  As of December 31, 2002 we had total committed but unused borrowing of $5.0 million under short-term facilities and $3.2 million under long-term facilities.  Our principal lenders are as follows:

BANK OF MOSCOW — we had five ruble-denominated short-term loans and lines of credit with the Bank of Moscow as of December 31, 2002, amounting to $27.5 million.  These loans are primarily utilized for working capital purposes.  The average interest rate on these loans is 16.5%.  These borrowings are secured with property, plant and equipment and inventory.

SBERBANK — we had eleven ruble-denominated short-term loans and lines of credit with Sberbank as of December 31, 2002, amounting to $23.0 million.  These loans are primarily utilized for working capital purposes and for the purchase of raw materials and plants and equipment.  The average interest rate on these loans is 16.0%, and most of these loans are secured with property, plant and equipment and inventory.

MOSCOW BUSINESS WORLD BANK (“MDM Bank”) — we had five ruble-denominated short-term loans with MDM Bank as of December 31, 2002, amounting to $14.1 million.  These loans are primarily utilized for the financing of working capital.  The average interest rate on these loans is 16.3%.  These loans are unsecured.

INTERNATIONAL MOSCOW BANK (“IMB”) — we had one U.S. dollar-denominated short-term loan and one ruble-denominated short-term loan with IMB as of December 31, 2002, amounting to $5.0 million and $3.1 million, respectively.  These loans are primarily utilized for working capital purposes and for the purchase of plant and equipment.  The interest rates are LIBOR plus 5.4% on the U.S. dollar-denominated loan, and 16.5% on the ruble-denominated loan.  These loans are secured with property, plant and equipment and inventory.

VNESHTORGBANK — we had one ruble-denominated short-term line of credit with Vneshtorgbank as of December 31, 2002, which is utilized for working capital purposes.  The interest rate is 18%, and this line of credit is secured with plant and equipment for $6.3 million.

COMMERZBANK — we had one U.S. dollar-denominated short-term line of credit, one euro-denominated short-term loan, and one euro-denominated long-term line of credit, amounting to $3.0 million, $0.1 million and $0.3 million, respectively, as of December 31, 2002.  The interest rates are one-month LIBOR plus 5.25%, one-month EURIBOR plus 3.5%, and one-month EURIBOR plus 2.0%, respectively.  These borrowings are primarily used for the purchase of plant and equipment.  These borrowings are unsecured.

MOSCOW CITY GOVERNMENT (“MCG”) — we had three MCG loans amounting to $2.9 million as of December 31, 2002.  These loans are provided by the MCG as we produce milk, which is regarded by the MCG as a vital product.  As a result, these loans have a favorable interest rate equal to one third of the Central Bank of Russia’s rate, which was 21.0% at December 31, 2002.  These loans are seasonal, as they are used to finance our dry milk production during July to September of each year.  Some of these loans are guaranteed by Sberbank.

CITIBANK (UKRAINE) — we had one line of credit and two Ukrainian grivna-denominated loans, amounting to $0.3 million and $3.4 million, respectively, as of December 31, 2002.  These borrowings are used for working capital purposes.  The interest rates are 16.0% on the line of credit and 22.0% on the loans.

The borrowings are secured with property, plant and equipment and inventory, and are guaranteed by ZAO KB Citibank (Moscow).

ALFA BANK — we had one short-term ruble-denominated line of credit amounting to $1.6 million as of December 31, 2002, which is used for working capital purposes.  The interest rate is 17.0%.  This line of credit is unsecured.

Bonds

On November 1, 2001, our subsidiary LMK issued unsecured ruble-denominated bonds amounting to 500,000,000 rubles ($15.7 million at the December 31, 2002 exchange rate).  The bonds are unconditionally guaranteed by WBD Foods and mature 1,093 days from November 1, 2001.  Interest is payable every three months until maturity.  The interest rate is recalculated every quarter using formulas based on market rates and Central Bank of Russia refinancing rates.  For the first quarter, the interest was fixed at 22.75%.  For the period from November 1, 2002 to January 31, 2003 the interest rate was 18.0%.  LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24, 2003.

During 2001 and 2002, our subsidiary Bishkeksut issued unsecured Kyrgyz som-denominated bonds amounting to 40,000,000 Kyrgyz soms ($0.4 million at the December 31, 2002 exchange rate).  For the first year, interest was fixed at 30.0%; for the period from December 1, 2002 to December 1, 2003 the interest rate is 18.0%.

On April 15, 2003, we issued ruble-denominated bonds on the Moscow Interbank Currency Exchange amounting to 1.5 billion rubles ($48 million at the April 15, 2003 exchange rate) to Russian institutional investors, guaranteed by Vitafrukt, one of our juice subsidiaries.  The bonds mature on April 11, 2006.  Interest is payable semi-annually.  For the first coupon payment, interest is fixed at 12.9%, and subsequent interest payments will be indexed to the inflation rate.  The bondholders have the right to demand prepayment in the event of payment defaults in relation to debt in excess of $10 million or if certain financial tests are not met.

On May 21, 2003 we completed a US$150 million Eurobond Regulation S/144A transaction.  The transaction is structured as loan participation notes issued by UBS (Luxembourg) S.A. for the sole purpose of funding a loan to us pursuant to a Loan Agreement guaranteed by our subsidiaries Lianozovo Dairy Plant, Tsaritsino Dairy Plant and Trade Company Wimm-Bill-Dann pursuant to a guarantee.  The notes were issued at par and mature on May 21, 2008.  Interest is payable semi-annually at 8.50%.  The notes are listed on the London Stock Exchange.  The net proceeds we received from the loan were $147.9 million.   We intend to use approximately U.S. $100 million of the aggregate proceeds of the loan and the April 2003 ruble-denominated bond to fund capital expenditures and approximately U.S. $95 million to refinance certain existing short-term indebtedness.

Capital Expenditures

Our total capital expenditures in 2002, excluding acquisitions, amounted to $136.1 million including $78.5 million of cash expenditures, $56.8 million of vendor credits and $0.8 million of capital government grants.  Capital expenditures in our dairy segment amounted to $99.7 million and related to the installation of yoghurt, soft cheese, dairy dessert and other production lines, the installation of bottling lines and the reconstruction of acquired production facilities.  Capital expenditures in our juice segment amounted to $26.5 million and related to the installation of new production lines, the conversion of the Ramensky plant from a dairy to a juice production facility and the modernization of warehouse facilities acquired.  Capital expenditures in our water segment amounted to $5.6 million and related to the construction of the water plant at Okulovka in the Novgorod region and the installation of bottle blowing and water bottling lines.  Our corporate and common capital expenditures, including those relating to the completion of the construction of our office building, totalled $4.3 million.  Common capital expenditures refer to assets used in the production of juice and milk.

Our capital expenditures, excluding acquisitions, for the period from 2000 to 2002 are set forth in the following table:

	Year ended December 31,
	2000	2001	2002	Total
	(in millions)
Dairy segment	$20.1	$30.8	$99.7	$150.6
Juice segment	2.2	9.8	26.5	38.5
Water segment	1.5	0.1	5.6	7.2
Corporate and common expenditures	1.6	17.0	4.3	22.9
Total capital expenditures	$25.4	$57.7	$136.1	$219.2

Our estimated capital expenditures, excluding acquisitions, for the period from 2003 to 2005 are set forth in the following table:

	Year ended December 31,
	2003	2004-2005	Total
	(in millions)
Dairy segment	$81.0	$232.9	$313.9
Juice segment	60.4	94.2	154.6
Water segment	6.6	12.0	18.6
Corporate and common expenditures	6.5	10.0	16.5
Total capital expenditures	$154.5	$349.1	$503.6

Our estimated future capital expenditures are forward-looking statements and actual capital expenditures may differ materially from those described above.  See “Cautionary Statement Regarding Forward-Looking Statements”.  We intend to finance our capital expenditures through cash inflows from operating activities and external sources of finance, including a portion of the aggregate proceeds from our May 2003 Eurobond-related loan and our April 2003 ruble-denominated bond.

Acquisitions of Subsidiaries

During 2002, 2001 and 2000 we made a number of acquisitions for a total consideration of $39.6 million, $15.0 million and $4.4 million, respectively, with the goal of entering into new markets and strengthening our operational presence in the regions of Russia, Ukraine and Kyrgyzstan:

	Direct ownership interest acquired, %	Cash cost of investment
		(in thousands)
2002
Roska	100	$11,634
Ruselectrocenter (Tomilino)	100	6,000
Kharkovsky Dairy Plant	82	5,136
ZDMP—minority interest	25	5,000
Depsona	95	3,458
Novokuibyshevsk Moloko	87	2,900
Burynsky Dairy Powder Factory	76	1,723
Tujmazinsky Molokozavod	85	1,552
Veidelevsky Factory	100	335
Gulkevichsky Butter Factory	52	297
Other	various	1,536

Total 2002		$39,571

	Direct ownership interest acquired, %	Cash cost of investment
		(in thousands)
2001
KMMZ	60	$3,986
Ufamolagroprom	50	5,500
TsMK—minority interest (1)	10	1,156
Anninskoye Moloko	100	1,050
Rubtsovsky Dairy	100	1,040
LMK—minority interest	15	900
TsMK—minority interest	15	190
TsMK—minority interest (1)	5	500
Other	various	690

Total 2001		$15,012

2000
Bishkeksut	67	$453
Molochny Kombinat—“MK”— minority interest	57	3,775
Other	various	133

Total 2000 (2)		$4,361

Notes:

(1)     This amount represents a partial cash payment in respect of 9.6% of the outstanding common stock of TsMK.  The remaining consideration was a share of participation in WBD Foods LLC, which was subsequently exchanged for 448,000 shares of WBD Foods OJSC at a value of $18 per share, the estimated market value per share of WBD Foods OJSC in April 2001.  See also Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

(2)               This total excludes the acquisition of the Breweries which were treated as discontinued operations.

Below is a description of the major acquisitions, both acquisitions of minority interests and acquisitions of new companies.

In July 2002, we acquired a 100% interest in Roska, a St. Petersburg dairy company, for $11.6 million.  The results of Roska’s operations have been included in our Consolidated and Combined Financial Statements from July 31, 2002.  Through this major acquisition, we established our dairy production capacity in the North-West region of Russia.

In October 2002, we acquired a 100% interest in Ruselectrocenter (Tomilino) for $6.0 million.  The results of Ruselectrocenter’s operations have been included in our Consolidated and Combined Financial Statements from October 31, 2002.  The acquisition of this logistics base in the Moscow region will provide us with a key warehousing and distribution center for Moscow and the Moscow region.

In October 2002, we acquired 95.4% of Depsona for $3.5 million.  The results of Depsona’s operations have been included in our Consolidated and Combined Financial Statements from October 1, 2002.  This acquisition will give us a key additional source of domestic concentrates, reducing our exposure to volatility in the global market for juice concentrates.

We increased our presence in Ukraine with the acquisition of 82.3% of the Kharkovsky Dairy Plant in June 2002 for $5.1 million, and with the acquisition of 76.0% of the Burynsky Dairy Powder Factory in the Sumy region, Northern Ukraine in November 2002 for $1.7 million, to ensure a supply of quality raw powdered milk for Ukrainian production.  The results of Kharkovsky Dairy Plant’s operations have been included in our Consolidated and Combined Financial Statements from July 1, 2002 and the results of the Burynsky Dairy Powder Factory’s operations have been included in our Consolidated and Combined Financial Statements from December 1, 2002.

We also increased our ownership in ZDMP to 77.3% in June 2002 through the acquisition of an additional 25.1% from one of its shareholders for $5.0 million.

Other key 2002 acquisitions include: the acquisition of a controlling stake in Novokuibyshevskmoloko in the Samara region, Central Russia, specializing in dry fat-free milk, dairy products and fermented milk products, and Tujmazinsky Molokozavod in the Republic of Bashkortostan, Western Siberia, providing a local supply of quality raw powdered milk in the Siberian region.  The results of Novokuibyshevskmoloko’s operations have been included in our Consolidated and Combined Financial Statements from June 30, 2002 and the results of Tujmazinsky Molokozavod operations will be included in our Consolidated and Combined Financial Statements from January 1, 2003.

In April 2001, at the same time as WBD Foods LLC acquired an interest in LMK and Rodnik in exchange for shares of participation in WBD Foods LLC, an additional share of participation in WBD Foods LLC was exchanged for additional shares in TsMK.  That exchange was accounted for as the acquisition of a minority interest in 2001.

In July 2001 WBD Foods received the ownership for 15% of shares of LMK and TsMK acquired from the Moscow City Government.  TsMK purchased 15% of LMK’s shares for $0.9 million and invested $8.2 million of plant and equipment.  LMK purchased 15% of TsMK’s shares for $0.2 million and invested $5.5 million of plant and equipment.  This agreement resulted from the Moscow City Government’s desire to sell its remaining interests in these entities and the importance of these entities to our business.  This acquisition was accounted for as the acquisition of minority interests in 2001.

In March 2001, LMK acquired 60% of the outstanding common stock of Kiev Dairy No. 3 (“KMMZ”), one of the major dairy plants in Ukraine.  The cost of acquisition was $4.0 million, which was paid in April 2000 to Alfa Bank in its role as agent broker for the acquisition of KMMZ.  The ownership of these shares was not transferred to LMK until March 2001, as it was conditional on receiving Central Bank of Russia approval.  The results of KMMZ have been consolidated from March 2001.

In March 2001, LMK acquired 50.1% of the outstanding common stock of Ufamolagroprom, a leading dairy in Bashtorkostan.  The cost of acquisition was $5.5 million, which was paid in cash.  The results of Ufamolagroprom have been consolidated from January 2001.

In June 2001, we also acquired a 100% interest in Rubtsovsky Dairy and in August 2001, we acquired a 100% interest in Dairy Anninskoye Moloko.  The cost of both acquisitions was $1 million each.  The results of Rubtsovsky Dairy and Dairy Anninskoye Moloko have been consolidated from July 2001.

In December 2000, LMK acquired a further 57% of the outstanding common stock of MK (40% was acquired in September 1999 and accounted for at cost), a major milk producing plant in Timashevsk, Krasnodar region of Russia.  The cost of acquisition was $6.5 million which was paid in cash ($2.7 million was paid in 1999, $3.8 million — in 2000).  The results of MK have been consolidated from December 2000.

See Note 4 to our Consolidated and Combined Financial Statements included elsewhere in this document.

Contractual Obligations and Commercial Commitments

In the ordinary course of business, our primary contractual obligations regarding cash involve debt service, including bank loans, bonds, and vendors equipment financing obligations.

The table below summarizes our obligations and commitments to make future payments under long-term contracts, such as debt and vendors financing agreements.

	Payments due by periods At December 31, 2002
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(in thousands)
Unconditional purchase obligations	$4,864	$1,213	$2,046	$1,460	$145
Vendor financing obligations	68,864	14,384	26,229	19,098	9,153
Other long-term obligations	697	130	567	—	—
Bonds payable	16,096	16,096	—	—	—
Long-term loans	7,029	2,483	3,554	992	—
Total contractual cash obligations	$97,550	$34,306	$32,396	$21,550	$9,298

We do not have any contingent commitments as at December 31, 2002.

Environmental and Product Liability

We are subject to the requirements of environmental laws and regulations.  While we devote resources designed to maintain compliance with these requirements, there can be no assurance that we operate at all times in complete compliance with all such requirements.  We could be subject to potentially significant fines and penalties for any noncompliance that may occur.  Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2002 we did not incur, and in 2003 we do not expect to incur, material capital expenditures for environmental controls.

We also face an inherent business risk of exposure to product liability claims in the event that consumption of our products results in personal illness or death, and there can be no assurance that we will not experience any material product liability losses in the future.  In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products.  We have not had any significant historical experience of such claims and are unaware of any potential unasserted claims.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.  Critical accounting policies involve judgments that are sufficiently sensitive to give materially different results under different assumptions and conditions.  We believe that our most critical accounting policies are those described below.  For a detailed discussion of these and other accounting policies, see Note 3 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years then ended included elsewhere herein.

Estimates and assumptions

The preparation of our financial statements in accordance with U.S. GAAP required our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period.  Management reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments as necessary.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts reflects provisions for customers receivables to reduce receivables to amounts expected to be collected.  We use significant judgment in estimating uncollectible amounts.  In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance.  While we believe our processes effectively address our exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in our Consolidated and Combined Financial Statements.

Inventory Valuation

We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts.  The review includes identification of slow moving inventories, obsolete inventories, expired inventories and discontinued products or lines of products.  The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends.  Obsolete items are provided or written off.  If our actual results differ from our expectations with respect to the selling of our inventories at amounts equal to or greater then their carrying amounts, we would be required to adjust our inventories accordingly.

Depreciation periods for property, plant and equipment

Depreciation periods of property, plant and equipment are based on estimated useful lives of related assets.  The adoption of depreciation periods requires judgment in determining appropriate estimated useful lives over which the related assets will be utilized.  In estimating useful lives, we consider factors such as our historical experience and the industry, manufacturers’ estimates, anticipated use and our maintenance policies.  As these factors change, management estimates may change and we could be required to reassess depreciation periods for property, plant and equipment and consider impairment.

Recent Accounting Pronouncements

During 2001, the Financial Accounting Standards Board (“FASB”) issued several new accounting standards, including SFAS No. 141, “Business Combinations”, SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 143, “Accounting for Asset Retirement Obligations” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001.  Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142.  Other intangible assets continue to be amortized over their useful lives.  Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle.  We adopted SFAS No. 141, “Business Combinations” which was effective for business combinations consummated after June 30, 2001.  We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002 and discontinued amortization of goodwill as of such date.

We completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002.  Based on a comparison of the carrying amounts of our reporting units with the fair values of the reporting units, we determined that no goodwill was impaired as of that date.  Fair values of the reporting units were established using the discounted cash flow method.

The adoption on January 1, 2002 of the above mentioned standards did not have a material impact on our financial position or results of operations.

Accounting Pronouncements Issued But Not Yet Adopted

During 2002, the FASB issued several new accounting standards, including SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Corrections, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  In November 2002, the FASB also issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  These standards are not expected to have a material impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and changes the timing of recognition for certain exit costs associated with restructuring activities.  Under SFAS No. 146, certain exit costs would be recognized over the period in which the restructuring activities occur.  Currently, exit costs are recognized when we commit to a restructuring plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed.  We will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.  The provisions of SFAS No. 146 could result in our recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee.  The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002.  The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

Employee Stock Option Plans

On August 30, 2002, our Board of Directors authorized management to develop a stock option plan for our officers and key employees.  On January 31, 2003, an issue of 1.35 million additional shares was approved by the shareholders meeting to fund this stock option plan.  The Board of Directors is currently formulating the terms and conditions of the plan.

Research and Development, Patents and Licenses, Etc.

We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies.  Our product development depertment located at the Lianozovo Dairi Plant in Moscow had 21 employees as of December 31, 2002.  It often cooperates with third parties such as Russian research institutions, specialized research films and suppliers.  In 1999 and 2000, we spent approximately $1.4 million to establish a department focused on new product development.  In 2001, we spent approximately $1.3 million on activities associated with new product development, including $0.5 million directly on new product development and $0.8 million on the development of our own research center.  During 2002, we spent approximately $0.9 million on new product development.

Trend Information

Dairy Segment

In 2002, we witnessed an increase in the total supply of raw milk, which resulted in lower prices as compared to 2001.  In 2003, we expect raw milk prices to remain stable in ruble terms and to increase in U.S. dollar terms due to the expected continued appreciation of the ruble against the dollar in real terms.

In 2002, average prices for our products were higher compared with average prices in 2001 due to an increase in the share of high value-added products in our dairy segment product portfolio.  We expect this trend to continue in 2003.

Juice segment

In 2002, we witnessed price increase in juice concentrate and other ingredients and we expect this trend to continue in 2003 resulting in part from bad harvests and poor weather conditions in juice-concentrate producing regions.  We do not expect this increase to be dramatic in 2003.  However, prices may be influenced by weather conditions and the harvest.

In 2002, average selling prices in our juice segment decreased as compared to 2001 due to significant price competition and the increased share of lower-price, lower-quality brands in our juice product portfolio as we expanded into the lower-income regions.  We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the difference in the product portfolio and consumer preferences in the regions.  At the same time, however, we believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics.

Selling and distribution expenses

Our selling and distribution costs increased in 2002 as compared to 2001, both in absolute terms and as a percentage of sales.  In particular, our advertising, personnel and transportation costs increased, in large part as a result of our regional expansion program.  Advertising costs were also driven upwards by increases in prices charged by the media.  The continuation of these trends, taken together with the continuing competitive pressure on our prices, particularly in our juice business, and the continuing shift in our juice product-mix towards lower-priced products as we continue to expand into the regions, as discussed above, may have a negative impact on our operating income and net income in 2003 as compared to 2002.

Except as discussed elsewhere in this document, we are not aware of any trends, uncertainties, demands and commitments or events that are reasonably likely to have a material effect on our sales, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Quantitative and Qualitative Disclosures about Market Risk

The following is a discussion of our market risk exposures from changes in both foreign currency exchange rates and interest rates.

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates.  Foreign currency exchange risks exist to the extent that our revenues are primarily denominated in Russian rubles and our costs are denominated in currencies other than Russian rubles.  We are subject to market risk deriving from changes in interest rates on our floating and fixed rate debts which may affect the cost of our financing.  We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks.  We do not hold or issue derivatives or other financial instruments for trading purposes.  We do not use derivatives or other financial instruments to limit our currency and interest rate risk exposures because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high.  We are monitoring the market for these instruments and will consider their use if the related costs become lower.

Interest Rate Risk

The table below provides information about our fixed-and variable-rate borrowings.

Our interest rate exposure results mainly from debt obligations.  At December 31, 2002, we had debt amounting to $186.0 million, which comprised variable-rate borrowings of $32.2 million and fixed-rate borrowings of $153.9 million, including vendor financing obligations of $68.9 million.

Our fixed-rate bank debt consists entirely of short-term bank obligations which we roll over on a continuous basis at current market rate and, thus, are able to manage our interest rate risk exposure.

We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future, indebtedness.  Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risk and may enter into such arrangements.

The table below presents the principal cash flows and related weighted average interest rates, by expected maturity dates, of our variable and fixed-rate debt obligations as of December 31, 2002.

	Expected Maturity Date as of December 31,
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value	Interest rates at December 31, 2002
	(in thousands of U.S. dollars)
Variable-rate debt:
International Moscow Bank	U.S. dollars	$5,000	—	—	—	—	$5,000	$5,000	One month LIBOR + 5.40% (6.78%)

Commerzbank, line of credit	U.S. dollars	3,000	—	—	—	—	3,000	3,000	One month LIBOR + 5.25% (6.63%)

ING-Bank, line of credit	U.S. dollars	578	578	578	677	—	2,411	2,411	One month LIBOR + 1.75% (3.13%)

Moscow City Government	Rubles	1,793	—	—	—	—	1,793	1,774	1/3 of Central Bank of Russia rate (7.00%)

ING-Bank, line of credit	Euro	638	638	475	—	—	1,751	1,751	One month EURIBOR + 2.10% (5.00%)

ING-Bank, line of credit	U.S. dollars	173	173	173	218	—	737	737	One month LIBOR + 1.60% (3.03%)

Raiffeisenbank, line of credit	Euro	477	—	—	—	—	477	477	Three months LIBOR + 2.00% (4.36%)

Commerzbank, line of credit	Euro	121	121	86	—	—	328	328	EURIBOR + 2.00% (4.90%)

ING-Bank, line of credit	U.S. dollars	65	65	65	65	30	290	290	One month LIBOR + 1.60% (2.98%)

Bonds payable (1)	Rubles	15,731	—	—	—	—	15,731	15,731	18.00%
Bonds payable (2)	Som	365	—	—	—	—	365	365	18.00%
Other	Euro	290	—	—	—	—	290	290	Various interest rates

Total variable rate debt:		$28,231	1,575	1,377	960	30	$32,173	$32,154

Notes:

(1) In 2001, our subsidiary Lianozovo Dairy Plant issued unsecured ruble-denominated bonds.  Interest is adjusted every quarter based on market rates and the Central Bank of Russia exchange rate.  The interest rate was 18.00% for the period from November 1, 2002 to January 31, 2003.  The bonds mature 1,093 days from November 1, 2001.  LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24,  2003.

(2)During 2001 and 2002, our subsidiary Bishkeksut issued unsecured Kyrgyz som-denominated bonds amounting to 40,000,000 Kyrgyz soms ($0.4 million at December 31, 2002 exchange rate).  For the period from December 1, 2002 to December 1, 2003 the interest rate is 18.00%.

We have not experienced significant changes in the market risks associated with our debt obligations in the table above subsequent to December 31, 2002, except for the issuance of 1.5 billion of ruble-denominated bonds on April 15, 2003 and our receipt of a $150 million loan from UBS (Luxembourg) S.A.

	Expected Maturity Date as of December 31,								Interest rates at December 31, 2002
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value
	(in thousands of U.S. dollars)
Fixed-rate debt:
Moscow Bank	Rubles	$27,491	—	—	—	—	$27,491	$27,491	16.50%
Sberbank	Rubles	11,012	—	—	—	—	11,012	11,012	16.00%
Sberbank, lines of credit	Rubles	10,648	—	—	—	—	10,648	10,648	16.00%
Vneshtorgbank, line of credit	Rubles	6,292	—	—	—	—	6,292	6,292	18.00%
Moscow Business World Bank	Rubles	4,719	—	—	—		4,719	4,719	14.50%
Moscow Business World Bank	Rubles	4,600	—	—	—	—	4,600	4,600	18.00%
Citibank	Grivnas	3,308	—	—	—	—	3,308	3,308	22.00%
Moscow Business World Bank	Rubles	3,241	—	—	—	—	3,241	3,241	16.50%
International Moscow Bank	Rubles	3,146	—	—	—	—	3,146	3,146	16.50%
Alfa Bank, line of credit	Rubles	1,573	—	—	—	—	1,573	1,573	17.00%
Moscow Business World Bank	Rubles	1,573	—	—	—	—	1,573	1,573	16.00%
Yugbank, line of credit	Rubles	1,573	—	—	—	—	1,573	1,573	19.00%
Moscow City Government	Rubles	983	—	—	—	—	983	974	7.67%
Sberbank, line of credit	Rubles	953	—	—	—	—	953	953	16.00%
Citibank	Rubles	692	—	—	—	—	692	692	19.50%
Yugbank	Rubles	682	—	—	—	—	682	682	18.00%
Vendor financing	Euro	5,442	4,765	3,095	2,546	1,508	17,356	17,356	4.93%
Vendor financing	U.S. dollars	8,942	9,143	9,226	8,975	15,222	51,508	51,508	4.29%
Other	Various	2,516	—	—	—	—	2,516	2,516	18.91%
Total fixed rate debt:		$99,386	13,908	12,321	11,521	16,730	$153,866	$153,857

The carrying amounts of short-term loans approximate their fair values due to their short maturity.  We believe that the carrying value of our long-term debt approximates its fair value.

Foreign Currency Risk

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar.

Our ruble-denominated monetary assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$10,247	$5,823
Trade receivables, net	57,007	16,979
Taxes receivables	67,422	34,386
Net investment in direct finance leases	742	566
Deferred tax asset	522	—
Other current assets	3,655	3,432
Total current assets	139,595	61,186
NET INVESTMENT IN DIRECT FINANCE LEASES—long-term portion	1,556	725
OTHER ASSETS	388	339
CURRENT LIABILITIES:
Trade accounts payable	14,262	14,708
Advances received	3,852	1,976
Short-term loans	81,524	68,938
Bonds payable	15,731	16,589
Long-term loans, current portion	326	919
Taxes payable	15,279	13,528
Accrued liabilities	6,947	8,534
Other payables	9,473	4,799
Total current liabilities	147,394	129,991
LONG-TERM LIABILITIES:
Long-term loans	—	1,966
Other payables	568	664
Total long-term liabilities	568	2,630
Net ruble denominated monetary liabilities	$6,424	$70,371

Short-term loans of $81.5 million in the table above are due at various dates within a year from December 31, 2002.  Other long-term payables are primarily due before December 31, 2004.

Our euro-denominated monetary assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$3,449	$310
Trade receivables, net	190	19
Taxes receivables	289	—
Other current assets	422	—
Total current assets	4,350	329
CURRENT LIABILITIES:
Trade accounts payable	12,444	10,423
Short-term loans	98	854
Long-term loans, current portion	1,424	1,661
Taxes payable	83	675
Accrued liabilities	43	—
Other payables	5,495	845
Total current liabilities	19,587	14,458
LONG-TERM LIABILITIES:
Long-term loans	1,321	2,074
Other payables	11,913	2,720
Total long-term liabilities	13,234	4,794
Net ruble denominated monetary liabilities	$28,471	$18,923

A short-term loan of $0.1 million, in the table above, is due in January 2003.  Long-term loans, excluding the current portion, are primarily due before December 31, 2005, and other long-term payables are primarily due before December 31, 2007.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated and combined balance sheet approximate their fair values due to the short maturity of those instruments.  We believe that the carrying value of our long-term debt approximates its fair value.

Generally, as the value of the ruble declines against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses.  As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains.  Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar.  Our net euro monetary liability position increased from $18.9 million at December 31, 2001 to $28.5 million at December 31, 2002 and the euro strengthened against the U.S. dollar.  As a result of the combination of our monetary positions in rubles and euro and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million.  As a result of the combination of our monetary positions in rubles and euro and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million.  Currency remeasurement gains and losses were reflected in our consolidated and combined statements of operations.

As of January 1, 2003, Russia no longer meets the U.S. GAAP definition of a hyperinflationary economy.  Therefore, from this date, our financial statements will be prepared using the local currency, the ruble, as the functional currency for WBD Foods’ Russian subsidiaries.  Therefore, our future currency remeasurement gains and losses will be a result of the combination of our monetary positions in U.S. dollars and euro and exchange rate fluctuations between the ruble and the U.S. dollar and between the ruble and the euro.  The potential impact of such a change on our financial position and results of operations cannot be estimated.

Our U.S. dollar-denominated monetary assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$15,476	$721
Trade receivables, net	614	8,103
Taxes receivables	—	518
Net investment in direct finance leases	595	606
Deferred tax asset	240	—
Other current assets	396	511
Total current assets	17,321	10,459
NET INVESTMENT IN DIRECT FINANCE LEASES — long-term portion	2,826	3,351
CURRENT LIABILITIES:
Trade accounts payable	11,814	23,479
Advances received	31	112
Short-term loans	8,000	22,137
Long-term loans, current portion	815	5,519
Taxes payable	12	76
Accrued liabilities	1,071	495
Other payables	9,244	4,385
Total current liabilities	30,987	56,203
LONG-TERM LIABILITIES:
Long-term loans	3,143	1,118
Other payables	42,566	14,602
Total long-term liabilities	45,709	15,720
Net U.S. dollar denominated monetary liabilities	$56,549	$58,113

Short-term loans of $8.0 million, in the table above, are due between August and November 2003.  Long-term loans, excluding the current portion, are due before December 31, 2006.  Other long-term payables are primarily due before September 30, 2011.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheet of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company (“the Company”) as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The consolidated and combined financial statements of Wimm-Bill-Dann Foods as of December 31, 2001 and 2000 and for the years then ended, were audited by other auditors who have ceased operations and whose report dated April 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods as of December 31, 2002 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
March 17, 2003

WIMM-BILL-DANN FOODS

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Amounts in thousands of U.S. dollars)

ASSETS

	2002	2001
CURRENT ASSETS:
Cash and cash equivalents (Note 6)	$29,340	$6,919
Trade receivables, net (Note 7)	60,146	25,271
Inventory, net (Note 8)	86,063	89,501
Taxes receivable	68,352	34,917
Advances paid	10,811	13,069
Net investment in direct financing leases (Note 9)	1,338	1,172
Deferred tax asset (Note 19)	1,850	2,060
Other current assets	5,810	7,355
Total current assets	263,710	180,264

PROPERTY, PLANT AND EQUIPMENT, net (Note 11)	293,580	154,548

INTANGIBLE ASSETS, net (Note 10)	2,736	461

GOODWILL (Note 12)	19,885	11,179

NET INVESTMENT IN DIRECT FINANCING LEASES
long-term portion (Note 9)	4,381	4,076

LONG-TERM INVESTMENTS (Note 13)	1,989	1,850

OTHER ASSETS (Note 14)	2,812	339

Total long-term assets	325,383	172,453

Total assets	$589,093	$352,717

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Amounts in thousands of U.S. dollars, except share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2002	2001
CURRENT LIABILITIES:
Trade accounts payable	$40,144	$48,610
Advances received	3,905	2,088
Short-term loans	94,050	91,928
Long-term loans, current portion (Note 16)	2,483	8,099
Bonds payable (Note 17)	16,096	16,832
Taxes payable	15,551	14,279
Accrued liabilities (Note 15)	8,346	9,098
Government grants – current portion (Note 20)	2,033	2,545
Other payables (Note 18)	25,770	10,425
Total current liabilities	208,378	203,904

LONG-TERM LIABILITIES:
Long-term loans (Note 16)	4,546	5,163
Government grants – long-term portion (Note 20)	8,568	13,348
Deferred taxes (Note 19)	8,121	3,929
Other long-term payables (Note 18)	55,047	17,986
Total long-term liabilities	76,282	40,426

Total liabilities	284,660	244,330

COMMITMENTS AND CONTINGENCIES (Note 30)

MINORITY INTEREST (Note 22)	21,549	23,376

SHAREHOLDERS’ EQUITY ((Note 21):
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2002, and 44,000,000 shares authorized and 35,000,000 shares issued and outstanding at December 31, 2001	29,908	24,063
Share premium account	164,132	7,850
Retained earnings	88,844	53,098
Total shareholders’ equity	282,884	85,011

Total liabilities and shareholders’ equity	$589,093	$352,717

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars, except share and per share data)

	2002	2001	2000

SALES (Note 28)	$824,734	$674,616	$465,411

COST OF SALES (Note 23)	(579,707)	(492,990)	(349,077)

Gross profit	245,027	181,626	116,334

SELLING AND DISTRIBUTION EXPENSES (Note 24)	(109,527)	(62,213)	(34,138)
GENERAL AND ADMINISTRATIVE EXPENSES (Note 25)	(62,955)	(54,461)	(43,025)
OTHER OPERATING EXPENSES	(6,497)	(4,498)	(1,241)

Operating income	66,048	60,454	37,930

FINANCIAL INCOME AND EXPENSES, NET (Note 26)	(14,131)	(10,581)	(5,664)

Income before provision for income taxes and minority interest	51,917	49,873	32,266

PROVISION FOR INCOME TAXES (Note 19)	(14,249)	(14,166)	(9,568)

MINORITY INTEREST (Note 22)	(1,922)	(3,962)	(1,453)

INCOME FROM CONTINUING OPERATIONS	35,746	31,745	21,245

Income from discontinued operations, net of income tax expense of $386 and $370, respectively (Note 5)	—	103	138

NET INCOME	$35,746	$31,848	$21,383

Weighted average number of shares outstanding	43,063,014	34,888,000	34,552,000

Earnings per share – basic and diluted:
Income from continuing operations	$0.83	$0.91	$0.62
Income from discontinued operations	—	0.00	0.00
Net income	$0.83	$0.91	$0.62

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations	$35,746	$31,745	$21,245
Adjustments to reconcile income to net cash provided by operating activities:
Minority interest	1,922	3,962	1,453
Depreciation	18,447	12,225	8,903
Amortization of intangible assets	164	42	38
Amortization of goodwill	—	455	25
Currency remeasurement gain relating to bonds payable	(1,295)	(257)	—
Finance lease expense	—	50	96
Provision for obsolete inventory	1,154	182	(427)
Provision for doubtful accounts	1,970	226	139
Loss on disposal of property, plant and equipment	606	341	168
Earned income on net investments in direct financing leases	(395)	(561)	(519)
Deferred tax expense (benefit)	38	2,173	(88)
Currency remeasurement loss relating to cash and cash equivalents	639	300	109
Non-cash rental received	1,606	1,621	949
Unrealized holding gain for trading securities	(742)	(318)	—
Write off of net investment in direct financing leases	162	288	—
Write off of trade receivables	1,262	—	—
Changes in operating assets and liabilities:
Decrease (increase) in inventories	5,194	(30,296)	(4,317)
Increase in trade accounts receivable	(34,893)	(14,107)	(3,801)
Decrease (increase) in advances paid	3,189	(5,434)	(3,886)
Increase in taxes receivable	(32,880)	(13,885)	(7,221)

The accompanying notes are an integral part of these statements.

	2002	2001	2000
Decrease (increase) in other current assets	$2,782	$(3,285)	$(2,045)
(Decrease) increase in trade accounts payable	(13,279)	9,377	4,473
Increase (decrease) in advances received	1,390	(306)	275
Increase (decrease) in taxes payable	1,028	5,356	(822)
(Decrease) increase in accrued liabilities	(1,081)	1,326	1,390
Increase in other current payables	619	5,216	773
(Decrease) increase in other long-term payables	(216)	6,155	(139)
Net cash (used in) provided by operating activities associated with continuing operations	(6,863)	12,591	16,771

Net income from discontinued operations	—	103	138
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	—	(96)	(108)
Depreciation	—	97	402
Amortization of goodwill	—	(38)	(594)
Allowance for doubtful accounts	—	(89)	356
Deferred tax expense (benefit)	—	247	(360)
Currency remeasurement loss relating to cash and cash equivalents	—	212	415
Net change in operating assets and liabilities – the Breweries (Note 5)	—	(276)	163
Net change in operating assets and liabilities – Expobank (Note 5)..	—	(12,628)	13,978
Net cash (used in)provided by operating activities associated with discontinued operations	—	(12,468)	14,390
Total net cash (used in) provided by operating activities	(6,863)	123	31,161

The accompanying notes are an integral part of these statements.

	2002	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions of subsidiaries, net of cash acquired	$(39,571)	$(8,855)	$(4,361)
Cash paid for acquisitions of property, plant and equipment	(78,505)	(45,417)	(17,551)
Cash paid for net investments in direct financing leases	(1,843)	(855)	(1,857)
Cash paid for acquisitions of investments	(285)	(145)	—
Proceeds from disposal of investments	—	137	—
Cash paid for other long-term assets	(2,473)	(351)	(4,003)
Net cash used in investing activities associated with continuing operations	(122,677)	(55,486)	(27,772)

Acquisition of discontinued operations (Note 5)	—	—	(7,492)
Purchase of property, plant and equipment – the Breweries	—	(322)	—
Purchase of property and equipment – Expobank	—	(30)	(802)
Net cash used in investing activities associated with discontinued operations	—	(352)	(8,294)

Total cash used in investing activities	(122,677)	(55,838)	(36,066)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	162,127	—	—
Increase in short-term loans	771	32,232	24,268
Proceeds from long-term loans	4,226	4,695	10,572

The accompanying notes are an integral part of these statements.

	2002	2001	2000
Repayment of long-term loans	$(9,930)	$(2,475)	$(554)
Repayment of vendors financing obligations	(5,058)	(5,909)	(2,632)
Proceeds from bonds payable	559	16,832	—
Repayment of obligations under capital leases	(95)	(762)	(744)
Dividends paid	—	—	(9,329)
Net cash provided by financing activities associated with continuing operations	152,600	44,613	21,581

Increase in short-term loans – the Breweries	—	721	—
Cash disposed of with discontinued operations	—	(5,175)	—
Net cash used in financing activities associated with discontinued operations	—	(4,454)	—

Total cash provided by financing activities	152,600	40,159	21,581

Total cash provided by operating, investing and financing activities associated with continuing operations	23,060	1,718	10,580
Impact of exchange rate differences on cash and cash equivalents associated with continuing operations	(639)	(300)	(109)
Cash paid for acquisition of discontinued operations	—	—	(7,492)
Net increase in cash and cash equivalents associated with continuing operations	22,421	1,418	2,979

The accompanying notes are an integral part of these statements.

	2002	2001	2000

Total cash (used in) provided by operating, investing and financing activities associated with discontinued operations	—	(17,274)	6,096
Cash paid for acquisition of discontinued operations	—	—	7,492
Impact of exchange rate differences on cash and cash equivalents associated with discontinued operations	—	(212)	(415)
Net (decrease) increase in cash and cash equivalents associated with discontinued operations	—	(17,486)	13,173

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,421	(16,068)	16,152

CASH AND CASH EQUIVALENTS, at beginning of period	6,919	22,987	6,835

Cash and cash equivalents associated with continuing operations, at end of period	29,340	6,919	5,501

Cash and cash equivalents associated with discontinued operations, at end of period	—	—	17,486

CASH AND CASH EQUIVALENTS, at end of period	$29,340	$6,919	$22,987

SUPPLEMENTAL INFORMATION ASSOCIATED WITH CONTINUING OPERATIONS:
Income taxes paid	$13,081	$3,073	$3,161
Interest paid	14,261	10,769	5,281
Income taxes offset with VAT receivables	2,437	2,752	1,416
Taxes other than income taxes offset with VAT receivables	1,601	2,087	303
Vendor financed acquisitions of property, plant and equipment	51,957	23,586	2,211

The accompanying notes are an integral part of these statements.

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock (Note 1)		Share Premium	Retained
	Shares	Amount	Account	Earnings	Total

BALANCES at December 31, 1999	34,552,000	$23,755	$—	$17,898	$41,653

Net income	—	—	—	21,383	21,383

Dividends declared	—	—	—	(9,330)	(9,330)

BALANCES at December 31, 2000	34,552,000	23,755	—	29,951	53,706

Issue of shares (Note 4)	448,000	308	7,850	—	8,158

Net income	—	—	—	31,848	31,848

Distribution to shareholders (Note 5)	—	—	—	(8,701)	(8,701)

BALANCES at December 31, 2001	35,000,000	24,063	7,850	53,098	85,011

Issue of shares (Note 21)	9,000,000	5,845	156,282	—	162,127

Net income	—	—	—	35,746	35,746

BALANCES at December 31, 2002	44,000,000	$29,908	$164,132	$88,844	$282,884

The dividends shown above are the dividend payments made by subsidiaries of Wimm-Bill-Dann Foods when they were separate legal entities and before the formation of Wimm-Bill-Dann Foods. Consequently, those dividends were determined based on the results of the individual entities and the ownership interest in those entities and not on the share capital of Wimm-Bill-Dann Foods.  Wimm-Bill-Dann Foods has not paid any dividends for any of the periods presented.

For the years ended December 31, 2002, 2001 and 2000 comprehensive income equaled net income.

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS ENDED

DECEMBER 31, 2002, 2001 AND 2000

(Amounts in thousands of U.S. dollars, unless otherwise stated)

1. The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia.  It is a holding company which, as at December 31, 2002, owned controlling interests in 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (“CIS”), as well as distribution centers in 26 cities in Russia and abroad (“the Group”).  WBD Foods has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks.

The Group was formed as follows:

On April 16, 2001, Wimm-Bill-Dann Foods LLC (“WBD Foods LLC”) was formed by a group of individual shareholders who owned shares in Lianozovo Dairy (“LMK”), PAG Rodnik (“Rodnik”) and various juice production companies.

The shares of LMK and Rodnik were exchanged for an ownership interest in WBD Foods LLC and as a result WBD Foods LLC became the majority shareholder of LMK and Rodnik.

Subsequent to the exchange, in October and December 2001, the juice production business, owned by the same group of shareholders described above, was transferred to Fruit Rivers LLC.

Prior to WBD Foods LLC exchanging for shares of participation to acquire LMK and Rodnik and the transfer of the juice production companies, these companies were under the common control of a control group, being a group of shareholders who were shareholders in each of the above named entities, who held a majority of the shares of each of the above entities, and who were contractually bound by a pre-existing written agreement entered into in 1997, to vote as a single unit all of their shares.

As a consequence of the above exchange, those shareholders in each of the above named entities who were members of the control group, became the holders of all of the ownership interests of WBD Foods LLC.

Certain shareholders in each of the above named companies were not members of the control group and WBD Foods LLC did not give any shares of participation to them in exchange for their interest in the above named companies.  Consequently, those shareholders outside of the control group retained a minority interest in certain entities controlled by WBD Foods LLC.

The acquisition by WBD Foods LLC of LMK and Rodnik, therefore, represents a reorganization under common control, and has been accounted for, for the periods presented, in a manner similar to a pooling of interests.  The financial statements, therefore, have been prepared on the basis that WBD Foods LLC existed for all of the periods presented and was the majority shareholder of the underlying entities named above for all the periods presented.

At the same time as WBD Foods LLC acquired the control group’s interest in LMK and Rodnik for shares of participation, an additional share of participation in WBD Foods LLC was exchanged for additional shares in Tsaritsino Dairy, a subsidiary of LMK.  That exchange has been accounted for as an acquisition of a minority interest in 2001.

On May 31, 2001, WBD Foods LLC was restructured into an open joint stock company and named Wimm-Bill-Dann Foods.  For all periods up to May 31, 2001, earnings per share were based on 34,552,000 shares, being the number of shares issued to the members of the control group upon the restructuring of WBD Foods LLC, and that number of shares has been treated as outstanding for all these periods.

2. Russian Environment and Current Economic Situation

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition.  These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia.  The continued success and stability of the Russian economy will be significantly impacted by the government’s continued actions with regard to supervisory, legal, and economic reforms.

3. Summary of Significant Accounting Policies

Accounting Principles

All companies of the Group maintain their accounting books and records in domestic currency based on domestic accounting regulations.  The consolidated and combined financial statements have been prepared in order to present WBD Foods’ consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” ) and expressed in terms of  U.S. dollars (see paragraph “Translation Methodology” below).

Principles of Consolidation

The consolidated and combined financial statements of the Company include the accounts of WBD Foods and its subsidiaries that were controlled by the control group of shareholders before reorganization and are controlled by WBD Foods after reorganization (see Note 1 for description of reorganization).  This control is determined when the control group of shareholders (before reorganization) or WBD Foods (after reorganization) own, either directly or indirectly, more than 50% of the voting rights of a company’s share capital and are able to govern the financial and operating policies of an enterprise so as to benefit from its activities.  The purchase method of accounting is used for acquired businesses.  Companies acquired or disposed of during the year are included in the consolidated and combined financial statements from the date of acquisition or to the date of disposal.

All significant intercompany balances and transactions have been eliminated in consolidation.

Minority interests in the net assets and net results of companies within the Group are shown under “Minority interests” in the accompanying consolidated and combined balance sheets and statements of operations.

Translation Methodology

The consolidated and combined financial statements have been prepared using a stable currency, the U.S. dollar, as the majority of the Company’s operations are in hyperinflationary economies.  In respect of Wimm-Bill-Dann Netherlands B.V. and Wimm Bill Dann (Israel) Limited, the U.S. dollar has been used to prepare the financial statements as this is their functional currency.  The financial statements of Kiev Dairy Plant (“KMMZ”) and Kharkov Dairy Plant (Ukraine) have been prepared using the Ukrainian grivna as the functional currency.  Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign currency translation”.  The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U. S. dollars.

For entities operating in hyperinflationary economies, monetary assets and liabilities have been translated at the period-end exchange rate.  Non-monetary assets and liabilities have been translated at historical rates.  Share capital has been translated at the date of registration of WBD Foods and on the dates of additional share issues (see Note 1).  Revenues, expenses and cash flows have been translated at the dates of respective transactions.  Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the accompanying consolidated and combined statements of operations.

The Company’s principle future operating cash flows will be generated in Russian rubles.  As a result, future movements in the exchange rate between the ruble and U.S. dollar will affect the carrying value of the Company’s assets and liabilities.  Such changes may also affect the Company’s ability to realize assets as represented in terms of U.S. dollars in the accompanying consolidated and combined financial statements.

Starting from January 1, 2003 Russia is no longer considered a hyperinflationary economy.  Therefore, financial statements will be prepared using the local currency, the Russian ruble, as a functional currency for WBD Foods’ Russian subsidiaries.  Subsequent translation to reporting currency, the U.S. dollar, will be made in accordance with SFAS No. 52.

Management Estimates

The preparation of the consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the reporting period.  Examples include estimates of provisions for bad and doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company’s bank accounts and short-term investments having original maturities of less than three months.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their net realizable value which approximates their fair value.  The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances.  Delinquency status is based on contractual terms.  The Company evaluates the collectibility of its receivables at least quarterly, based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company’s future collections.  Trade receivables are written-off when evidence exists that they will not be collectible.  The Company generally does not require collateral from its credit customers.

Inventory

Inventories, including work-in-process, are valued at the lower of cost or market, after the reserve for excess and obsolete items.  Cost is the price paid or the consideration given to acquire the asset.  Cost is determined on the basis of weighted average cost.  For processed inventories, cost is the sum of the expenditures and charges, direct and indirect, in bringing goods to their existing conditions or location.  It includes the applicable allocation of production fixed and variable overhead costs.  Market is the current replacement cost, whether by purchase or by reproduction, limited to the estimated selling price less any costs of completion and disposal (net realizable value) at the maximum level, and net realizable value, less an allowance for normal profit at the minimum level.  Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing, and distribution.  Unrealizable inventory is fully written off.

Value-Added Taxes

Value-added taxes (“VAT”) related to sales are payable based upon invoices issued to the customer or collection of respective receivables.  VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

VAT related to purchase transactions that are subject to offset against taxes payable after the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, Plant and Equipment

Property, plant and equipment are stated at historic acquisition cost, less accumulated depreciation.

The acquisition cost of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.  Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are normally expensed in the period the costs are incurred.  In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment.  When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in other operating expenses of the consolidated and combined statement of operations.

The carrying value of property, plant and equipment, as determined above, less expected residual value, is depreciated on a straight-line basis over the estimated useful lives of the related assets.  The following estimated useful lives have been applied:

Buildings	50 years
Machinery and equipment	8 -20 years
Computer hardware	3 -5 years
Other	5 -10 years

Construction in progress comprises costs directly related to construction of property, plant and equipment plus an appropriate allocation of variable and fixed overheads that are incurred in construction.  Construction in progress is depreciated once the property, plant and equipment are put into operation.

The Company capitalizes interest costs with respect to qualifying construction projects.

Impairment of Long-Lived Assets

When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group).  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), the Company would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its fair market value.

Capital Leases – Lessee’s Accounting

At the inception of the lease, the Company recognizes capital leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if  lower, the present value of the future minimum lease payments.  In calculating the present value of the future minimum lease payments the discount factor used is the interest rate implicit in the lease when it is practicable to determine; otherwise, the Company’s incremental borrowing rate is used.  Initial direct costs incurred are included as part of the asset.  Lease payments are apportioned between the finance charge and the reduction of the outstanding liability.  The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A capital lease gives rise to depreciation expense for the asset (included in depreciation expense) as well as a finance expense (included in financial income and expenses, net) for each accounting period.  The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capital Leases – Lessor’ Accounting

The Company presents assets leased as a receivable equal to the net investment in the lease.  Finance income is based on a pattern reflecting a constant periodic rate of return on the net investment outstanding and included in other operating expenses.  Initial direct costs are deferred and expensed over the period in which the related revenue is recognized.

Intangible assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to fifteen years.  Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such determination of fair value being based on a valuation model that incorporates expected future cash flows and profitability projections.

Goodwill

Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired.  Starting from January 1, 2002 with the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise.  In 2000 and 2001 for acquisitions made before June 30, 2001, goodwill was amortized using the straight-line method over fifteen years.

In cases where the fair value of the net assets acquired exceed the purchase price, that excess (negative goodwill) is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets excluding financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and any other current assets.  If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognised as an extraordinary gain in the period in which the business combination is completed.

Investments

WBD Foods holds interests in several Russian legal entities which are valued at cost and are not readily marketable securities (see Note 13).  Management periodically assesses the realizability of the carrying values of the investments and provides valuation reserves, if required.  Investments classified as trading securities are valued at fair value and are classified as other current assets.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.

Sales are recognized, net of VAT and discounts, when goods are shipped to customers.  At the time of shipment, in accordance with the Company’s standard sales agreements, the title is transferred and the customer assumes the risk and rewards of ownership.  This policy is consistent with the Russian Civil Code which states that legal title transfers when a products is shipped to a customer unless specifically overridden by the sales agreement.

The Company offers sales volume discounts based on individual customer volumes acquired in a previous month.  An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated and combined statement of operations.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company are reflected in sales and distribution expenses in the accompanying consolidated and combined statement of operations.

Government Grants

Government grants are recognized when the related cash or assets are received.  Government grants are deferred and amortized to income over the period necessary to match them with the related costs that they are intended to compensate.  Grants received are treated as deferred income in the accompanying consolidated and combined financial statements.  The amortization of government grants related to acquisition of property, plant and equipment is recognized in cost of sales when depreciation expense of the related long-term assets is recognized.  Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

Taxation

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized.  Valuation allowances are recorded for deferred tax assets where it is unlikely that such assets will be realized.  In accordance with SFAS No. 109, “Accounting for income taxes”, the Company does not recognize deferred taxes for differences between the domestic currency equivalent of U.S. dollar cost and domestic tax basis of nonmonetary assets and for the difference that results from indexing of nonmonetary assets for tax purposes as the U.S. dollar is the functional currency.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.  Advertising costs for the years ended December 31, 2002, 2001 and 2000 were $32,355, $18,263 and $12,804, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated and combined statements of operations (see Note 24).

Earnings per Share

Earnings per common share for 2000 have been determined using the number of WBD Foods’ shares issued on May 31, 2001, to the members of the control group.  Earnings per common share for 2001 and 2002 have been determined based upon the weighted average number of shares outstanding during these periods.  There are no potentially dilutive securities.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated and combined balance sheets approximate fair values due to the short maturity of those instruments.  Management is of the opinion that the carrying value of the Company’s long-term loans approximates fair value.

Research and Development Costs

Research and development costs are expensed as incurred.  The Company incurred $930, $519 and $407 of such costs during the years ended December 31, 2002, 2001 and 2000, respectively.

Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires that a business enterprise reports financial and descriptive information about its reportable operating segments.  WBD Foods currently manages its business as two major operating segments – dairy and juice production and distribution, and accordingly, reports segmental information on this basis.

Reclassifications

Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current year.  Such reclassifications had no impact on net income or shareholders’ equity.

New Accounting Pronouncements

During 2001 the Financial Accounting Standards Board issued several new accounting standards, including SFAS No. 141, “Business Combinations”, SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 143, “Accounting for Asset Retirement Obligations ”, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Under the new rules of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests.  Other intangible assets continue to be amortized over their useful lives.  Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle.  The Company has adopted SFAS No. 141, “Business Combinations” which was effective for business combinations consummated after June 30, 2001.  The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002 and discontinued amortization of goodwill as of such date.

The Company completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002.  Based on comparison of the carrying amounts of the Company’s reporting units with the fair values of the reporting units, the Company determined that no goodwill was impaired as of that date.  Fair values of the reporting units were established using the discounted cash flow method.

The impact of non-amortization of goodwill on the Company’s net income for the year ended December 31, 2002 was $993 or $0.02 per share of common stock – basic and diluted.  Amortization expense for goodwill for the year ended December 31, 2001 was $455.

The adoption on January 1, 2002 of the above mentioned standards did not have a material impact on the financial position or the results of operations of the Company.

Accounting Pronouncements Issued But Not Yet Adopted

During the year ended December 31, 2002 the Financial Accounting standards Board issued several new accounting standards, including SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Corrections”, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  These standards are not expected to have a material impact on the financial position or the results of operations of the Company.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and changes the timing of recognition for certain exit costs associated with restructuring activities.  Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur.  Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed.  The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.  The provisions of SFAS No. 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.  This standard is not expected to have a material impact on the financial position or the results of operations of the Company.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002.  The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.  This interpretation is not expected to have a material impact on the financial position or the results of operations of the Company.

4. Businesses Acquired

Acquisition of minority interests

In June 2002, WBD Foods acquired 25% of Moscow Baby Food Plant (“ZDMP”), a subsidiary, from one of its shareholders for $5,000 paid in cash.  The fair value of net assets acquired in excess of purchase price of $3,461 was subsequently recorded as a reduction of the value of intangible assets and property, plant and equipment.  The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 22.

In April 2001, at the same time as the exchange of shares for WBD Foods LLC’s shares of participation, an additional share of participation in WBD Foods LLC was exchanged for additional shares in Tsaritsino Dairy Plant (“TsMK”), a subsidiary.  The acquisition of  9.6% of TSMK was in exchange for cash amounting to $1,156 and the share of participation in WBD Foods LLC, which was subsequently exchanged for 448,000 shares of WBD Foods OJSC at $18 per share, being the estimated fair value per share of  WBD Foods OJSC in April 2001, and resulted in a credit to the share premium account of $7,850.  The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 22.

In May 2000, the Group signed share purchase agreements with the Moscow City Government for the redemption of 15% of the shares of LMK and TsMK.  TsMK agreed to purchase 15% of LMK’s shares for $900 and to invest $8,150 of plant and equipment under an investment program.  LMK agreed to purchase 15% of TsMK’s shares for $190 and to invest $5,500 of plant and equipment under an investment program.  This agreement resulted from the Moscow City Government’s desire to sell its remaining interest in these entities and the importance of these entities to WBD’s business.  By December 31, 2000, the purchase consideration had been paid and was recognized as an advance of $1,090.  The investment of plant and equipment was made during the period July 2000 through June 2001.  The Moscow City Government’s 15% ownership in LMK and TsMK was treated in the accompanying consolidated and combined financial statements  as a minority interest until July 2001 on the basis that transfer of ownership was dependent upon the fulfillment of the terms and conditions of the investment program which was completed in July 2001.  The purchase price was primarily allocated to property, plant and equipment.  The fair value of net assets acquired in excess of purchase price resulting from this allocation of  $13,133 was subsequently recorded as a reduction against property, plant and equipment resulting in total property, plant and equipment acquired of approximately $1,100.  The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 22.

The Company made a number of other acquisitions of minority interests in certain subsidiaries during the years ended December 31, 2002 and 2001.  The total cash consideration paid for these acquisitions was $1,536 and $560.  The acquisitions made during 2002 and 2001 resulted in fair value of net assets acquired in excess of purchase price of $602 and $2,695, respectively, which was recorded as a reduction of the value of property, plant and equipment.  Certain acquisitions of minority interests made during the year ended December 31, 2002 resulted in goodwill of  $402.  The changes in minority interests related to these acquisitions are presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 22.

These acquisitions are included in WBD Foods’ operating results from their respective dates of acquisition.  Pro Forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

New acquisitions

2002

In June 2002, the Company acquired 82.3% of Kharkov Dairy Plant for $5,136, paid in cash.  Kharkov Dairy Plant is a strong player on the Ukranian market with a stable supply of raw materials.  The results of Kharkov Dairy Plant operations have been included in the consolidated financial statements since June 30, 2002.

In July 2002, a 100% interest in Roska, a St. Petersburg dairy company, was acquired by the Company for $11,634, paid in cash.  Roska is one of St. Petersburg’s most modern and best equipped dairy plants with excellent location and access roads.  Through this major acquisition in St. Petersburg, WBD Foods established substantial dairy production capacity in the North-West region of Russia, one of the most strategically important regions in the whole of the country.  The results of Roska operations have been included in the consolidated financial statements since July 31, 2002.

In October 2002, the Company acquired 100% of Ruselectrocenter for $6,000, paid in cash.  The acquisition of this warehouse complex will allow WBD Foods to optimize the juice distribution network in the key Moscow city and Moscow regional markets.  The complex is equipped with the latest technology in automated control systems, and will provide a comprehensive range of services from storage to direct delivery to clients.  The results of Ruselectrocenter operations will be included in the consolidated financial statements starting from October 31, 2002.

In October 2002, the Company acquired 95.4% of Depsona for $3,458.  Depsona is a strong player in the South region of Russia.  The factory has access to large reserves of high-quality local raw materials, which will allow the Company to reduce its dependence on imported juice concentrates.  The results of Depsona operations have been included in the consolidated financial statements since September 30, 2002.

The Company also acquired an interest in a number of other companies during 2002 for $6,807, paid in cash.

The total cash consideration paid for all new acquisitions made in 2002 was $33,035 attributable to property, plant and equipment ($26,641), goodwill ($8,304), other intangible assets ($1,783) and other current assets ($7,208) less liabilities ($10,901).

2001

During March 2001, the Company acquired a 50.1% interest in Ufamolagroprom in exchange for total consideration of $5,500.  This consideration was paid in the beginning of  2001.  The Company also acquired an interest in a number of other companies during the year ended December 31, 2001 for $6,686.

All acquisitions discussed above have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of the acquisitions.  For the acquisitions that resulted in excess of fair value of the assets acquired and liabilities assumed over the purchase price the difference has been deducted proportionately from non-current assets acquired (excluding long-term investments in marketable securities).  For acquisitions that resulted in excess of purchase price over the fair value of the assets acquired and liabilities assumed such excess was recorded as goodwill.

These acquisitions are included in WBD Foods’ operating results from their respective dates of acquisition.  Pro Forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

5. Discontinued operations

During 1997, LMK acquired approximately 82% of the outstanding shares of  Expobank for a total amount approximating $6,000.  During 1998, LMK made an additional investment of $6,900 in Expobank in connection with a capital contribution by major shareholders of Expobank.  LMK’s acquisition and investment in Expobank was made based on the economic condition in Russia during 1998 as a method of ensuring access to funding for the operations of  WBD.

During 2000, in an attempt to diversify the investments of the shareholder group, LMK acquired ownership interest in certain breweries including Brewery Volga, Volga-Invest, PiP and Moskvoretzky Brewery (collectively referred to as the Breweries).  The aggregate purchase price of these investments was approximately $7,500.

On December 8, 2000, the Board of Directors of LMK passed a general resolution to alienate LMK’s interest in Expobank and the Breweries.  This decision was based on the desire to focus on the core dairy and juice business and to cease operations in businesses that were dissimilar.  At this time there was no determination as to the timing or method of such disposition.

On March 19, 2001, at the annual shareholders’ meeting of LMK, a decision was made that any alienation of Expobank and the Breweries should be completed through a distribution of shares to certain of the controlling group of shareholders.  These same individuals simultaneously transferred their direct ownership in TsMK to LMK.  The exchange was completed in April 2001 and was recorded in WBD’s consolidated and combined financial statements at that date as a distribution to shareholders.

The historical financial statements have been restated to reflect Expobank and the Breweries as discontinued operations for all periods presented.  Operating results of the discontinued operations were summarized below.  The amounts included income tax provisions based on the standalone results of Expobank and the Breweries.  There have been no allocations of general and administrative corporate costs or interest expense related to the overall corporate credit facilities to the discontinued operations.  As Expobank and the Breweries essentially functioned as independent entities no corporate costs were eliminated upon the discontinuance of such operations.

Expobank

	Period between January 1 and April 25, 2001	Year ended December 31, 2000
Interest income	$691	$2,839
Interest expense	(258)	(1,604)
Provision for impairment	90	(380)
Net interest income	523	855
Non-interest income	1,142	4,403
Administrative expenses and other	(1,261)	(5,427)
Amortization of negative goodwill	170	681
Net income before income taxes and minority interest	574	512
Income taxes	(313)	(232)
Minority interest	(52)	11
Net income from discontinued operations	$209	$291

The Breweries

	Period between January 1 and April 25, 2001	Three months ended December 31, 2000
Sales	$5,181	$4,948
Cost of sales	(5,068)	(4,186)
Operating expenses	(90)	(968)
Operating loss	23	(206)
Financial (expense) income	(72)	681
Amortization of goodwill	(132)	(87)
(Loss) income before taxes and minority interest	(181)	388
Income taxes	(73)	(638)
Minority interest	148	97
Net loss from discontinued operations	$(106)	$(153)

The assets and liabilities of the discontinued operations are summarized below.   These balances reflect the payable to the Group for deposits made to Expobank, as these amounts remained outstanding upon the disposition of the business.

	Expobank		The Breweries			Total
	April 25, 2001	December 31, 2000	April 25, 2001	December 31, 2000	`	April 25, 2001	December 31, 2000
Current assets:

Cash and precious metals	$2,650	$7,834	$91	$97		$2,741	$7,931

Due from Russian Central bank	4,210	11,580	—	—		4,210	11,580

Placement with banks	11,609	9,313	—	—		11,609	9,313

Trading securities	11,041	11,456	—	—		11,041	11,456

Loans to customers	12,708	10,585	—	—		12,708	10,585

Trade receivables	—	—	1,565	1,550		1,565	1,550

Inventory	—	—	7,883	5,909		7,883	5,909

Other	3,413	3,577	3,034	1,668		6,447	5,245

Total	45,631	54,345	12,573	9,224		58,204	63,569

Long-term assets:

Property, plant and equipment	1,656	1,802	6,234	4,505		7,890	6,307

Goodwill	—	—	5,096	3,389		5,096	3,389

Trading securities	3,654	3,791	—	—		3,654	3,791

Loans to customers	2,214	1,844	—	—		2,214	1,844

Other	—	—	33	192		33	192

Total	7,524	7,437	11,363	8,086		18,887	15,523

	Expobank		The Breweries		Total
	April 25, 2001	December 31, 2000	April 25, 2001	December 31, 2000	April 25, 2001	December 31, 2000
Current liabilities:

Trade accounts payable	—	—	2,854	1,347	2,854	1,347

Taxes payable	—	—	3,317	3,697	3,317	3,697

Deposits from banks	12,330	14,336	—	—	12,330	14,336

Deposits from WBD	1,027	900	—	—	1,027	900

Deposits from customers	26,448	32,103	—	—	26,448	32,103

Other	7,116	7,392	10,384	2,947	17,500	10,339

Total	46,921	54,731	16,555	7,991	63,476	62,722

Long-term liabilities:

Debt	—	—	209	214	209	214

Promissory notes	107	107	—	—	107	107

Negative goodwill	4,598	4,768	—	—	4,598	4,768

Total	4,705	4,875	209	214	4,914	5,089

Net assets	$1,529	$2,176	$7,172	$9,105	$8,701	$11,281

Positive goodwill that arose on the acquisition of the Breweries was amortized over 10 years. Negative goodwill, being the excess of the fair value of the net assets acquired over the purchase price, that arose on the acquisition of Expobank, after reduction of non-current assets (excluding long-term investments in marketable securities), was amortized over 10 years.

Increases and decreases in operating assets and liabilities of Expobank are summarized below.

	Period between January 1 and April 25, 2001	Year ended December 31, 2000
Decrease (increase) in reserve deposit with Central Bank of Russia	$265	$(1,204)
Increase in placements with banks	(2,340)	(1,429)
Decrease (increase) in trading securities	588	(8,193)
Increase in loans to customers	(2,379)	(6,333)
(Decrease) increase in deposits from banks	(2,006)	10,060
Increase (decrease) in deposits from WBD	127	(382)
(Decrease) increase in deposits from customers	(5,655)	18,568
(Decrease) increase in promissory notes	(2,139)	766
Change in other operating assets and liabilities	911	2,125
Net (decrease) increase in operating assets and liabilities	$(12,628)	$13,978

There were no material cash flows from/used in operating activities, financing activities or investing activities of the Breweries since the date of acquisition to April 25, 2001.

6. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Rubles	$10,247	$5,535
Hard currencies	9,076	1,064
Cash equivalents	10,017	320
Total cash and cash equivalents	$29,340	$6,919

Cash equivalents mostly represent hard currency time-deposits in Russian banks with maturity less than 3 months.

7. Trade Receivables, net

Trade receivables as of December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Trade receivables	$62,883	$25,852
Allowance for doubtful accounts	(2,737)	(581)
Trade receivables, net	$60,146	$25,271

The movement in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Balance, beginning of period	$581	$355	$216
Allowance for doubtful accounts acquired in business combinations	495	—	—
Provision for doubtful accounts	1,970	226	139
Write off of trade receivables	(309)	—	—
Balance, end of period	$2,737	$581	$355

8. Inventory, net

Inventory as of December 31, 2002 and 2001 was comprised as follows:

	2002	2001
Raw materials	$67,888	$63,270
Work in progress	2,981	3,679
Finished goods	16,530	22,734
Reserve for inventory obsolescence	(1,336)	(182)
Inventory, net	$86,063	$89,501

Obsolescence and net realizable value reserves expense during 2002, 2001 and 2000 amounted to $(1,154), $(182) and $427, respectively, and was included in cost of sales in the accompanying consolidated and combined statements of operations.

9. Net Investment in Direct Financing Leases

Commencing from 1999, the Company announced a program called “Dairy Rivers of Russia” with the purpose of ensuring a steady and reliable source of milk.  Under this program the Company acquired agricultural equipment and leased such equipment to several farms.  These transactions were classified as direct financing leases.  The lease agreements vary from three to eight years and provide a free of charge equipment transfer option at the end of the lease term.  The lease receivables are denominated in U.S. dollars and Russian rubles.  The lessees have the option to settle receivable through the delivery of milk supplies to the Company based on a predetermined schedule.  The settlement is based on milk prices that are either fixed in U.S. dollars in the range from $0.17 to $0.21 per kilogram, depending upon the quality, which approximates the average cash prices at the inception of the lease, or is variable dependent upon prevailing market prices.

The following lists the components of the net investment in direct financing leases at December 31, 2002 and 2001:

	2002	2001
Total future minimum lease payments	$6,759	$5,918
Less: Unearned income	(1,040)	(670)
Net investment in direct finance leases	$5,719	$5,248
Current portion	1,338	1,172
Long-term portion	4,381	4,076

At December 31, 2002 total future minimum lease payments for each of the five succeeding fiscal years are as follows:

Years ended December 31,
2003	$1,785
2004	1,417
2005	1,406
2006	1,214
2007	888
Thereafter	$49

10. Intangible Assets

Identifiable intangible assets as of December 31, 2002 and 2001 were comprised as follows:

	2002		2001
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets with determinable lives:
Supplier contracts	$1,459	$(109)	$—	$—
Trademarks	218	(47)	—	—
Customer relationships	106	—	—	—
Others	514	(97)	551	(90)
Intangible assets with indefinite lives:
Trademarks	692	—	—	—
Intangible assets	$2,989	$(253)	$551	$(90)

During 2002, changes in intangible assets primarily relates to the Company’s acquisition of $1,459 relating to supplier contracts, $910 in trademarks and $106 in customer relationships.  Supplier contracts have a weighted average useful life of 5 years, customer relationships and trademarks have a useful life of 2 years.  The remaining $692 of acquired intangible assets have indefinite lives and were assigned to trademarks.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2002 is estimated to be $433 in 2003, $446 in 2004, $331 in 2005, $331 in 2006 and $222 in 2007.

11. Property, Plant and Equipment

The net book value of property, plant and equipment at December 31, 2002 and 2001 was comprised as follows:

	2002	2001
Buildings	$59,293	$35,819
Freehold machinery and equipment	187,625	130,922
Leasehold machinery and equipment	—	3,065
Computer hardware	6,624	5,878
Other	26,173	16,557
Gross book value of property, plant and equipment	279,715	192,241
Accumulated depreciation	(100,414)	(83,387)
Advances paid for property, plant and equipment	18,485	8,755
Construction in progress and equipment for installation	95,794	36,939
Property, plant and equipment, net	$293,580	$154,548

The Company capitalized interest costs of $2,131, $493 and $321 during the years ended December 31, 2002, 2001 and 2000, respectively, with respect to qualified construction projects.

The gross book value of plant and equipment includes $3,065 in 2001 which were leased assets.  The accumulated depreciation related to these leased assets was $706 as of December 31, 2001.

Depreciation expense during the years ended December 31, 2002, 2001 and 2000 amounted to $18,447, $12,225 and $8,903, respectively.  This included amortization of leased assets of $235 per annum for the years ended December 31, 2000 and 2001.

12.Goodwill

The Company’s interest in the aggregate fair value of identifiable net assets of certain subsidiaries acquired in 2002, 2001 and 1998, was below the fair value of the consideration paid which resulted in goodwill.  The goodwill was being amortized in the consolidated and combined statement of operations on a straight-line basis over a fifteen-year period until the adoption of SFAS No. 142 on January 1, 2002, which requires that goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise.  Therefore, the Company does not amortize goodwill commencing from January 1, 2002 (see Note 3).

The movement of goodwill for the years ended December 31, 2002 and 2001 comprised:

Balance at December 31, 2000	$933
Acquisitions	10,701
Amortization	(455)
Balance at December 31, 2001	$11,179
Acquisitions	8,706
Balance at December 31, 2002	$19,885

13. Long-term Investments

At December 31, 2002 and 2001 the Company had the following direct investments in Russian companies:

	2002		2001
	Ownership	Amount	Ownership	Amount
Albumin	40.6%	$1,251	40.6%	$1,251
Samara Lakto	4.0%	296	4.0%	296
Other	various	442	various	303
Total long-term investments		$1,989		$1,850

The investment in Albumin, an open joint-stock company, is carried on the cost method as no significant influence is exercised by the Company as of December 31, 2002 and 2001, as evidenced by the Company not having significant influence over financial or operating policies of Albumin and having no representation on the Board of Directors.

14. Other Assets

Other assets at December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Advance for acquisition of Sibirski Syr	$2,379	$—
Other	433	339
Total other assets	$2,812	$339

In May, 2002 LMK paid $2,379 in cash to a broker for the acquisition of shares of Sibirsky Syr.  The ownership of these shares was not transferred to LMK until January 2003.  As of January 15, 2003 LMK owned 100% of Sibirsky Syr and as a result, its net assets and results of operations will be consolidated from that date.

15. Accrued Liabilities

Accrued liabilities at December 31, 2002 and 2001 were comprised as follows:

	2002	2001
Payroll related accruals	$3,987	$3,833
Interest accruals	1,759	1,071
Other accruals	2,600	4,194
Total accrued liabilities	$8,346	$9,098

16. Short-term and Long-term Loans

Short-term loans at December 31, 2002 and 2001 comprised the following:

	2002			2001
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate

U.S. $ denominated, due August – November 2003	2	$8,000	6.72%	5	$22,137	11.68%

EURO denominated, due January 2003	1	98	6.40%	2	854	8.81%

Ruble denominated, due January – December 2003	31	81,524	16.21%	42	67,494	16.70%

Other currency denominated, due February – August 2003	5	4,428	22.54%	4	1,443	28.28%
Total short-term loans		$94,050			$91,928

Borrowings with Vneshtorgbank

The Company has a ruble denominated line of credit with Vneshtorgbank with a total limit $6,292.  At December 31, 2002, the Company had no unused borrowings under this credit line.  The credit line agreement stipulates that Vneshtorgbank can demand immediate repayment of the outstanding principal and interest, an increase in the amount of pledged assets or additional guarantees, if any statutory quarterly revenues of LMK fall below 105% of the revenues in the comparative quarter of the previous year.

Borrowings with International Moscow Bank

The Company has a U.S. dollar denominated loan with International Moscow Bank (“IMB”) at LIBOR plus 5.40% with a limit of $5,000 and a ruble denominated loan at 16.50% with a limit of $3,146.  At December 31, 2002, the Company had no unused borrowings under these loans.  The U.S. dollar denominated loan agreement stipulates that if LMK’s average monthly turnover on its accounts in IMB falls below 90% of this borrowing, the floating rate in this period will be 5.65%.

Long-term loans at December 31, 2002 and 2001 comprised the following:

	2002		2001
	No. of loans	Amount	No. of loans	Amount

U.S. $ denominated

ING Bank (Eurasia), lines of credit, interest payable at one month LIBOR plus 1.71% (3.09% at December 31, 2002) due November – December 2006	3	$3,438	3	$2,139

Bank Aval, line of credit, interest payable at 13.00% due August 2004	1	520	—	—

Alfa Bank, interest payable at 13.15% due April 2002	—	—	2	3,980

Credit Lyonnais Rusbank, lines of credit, interest payable at one month LIBOR plus 2.50% (4.34% at December 31, 2001) due beginning January 2001 through November 2002 by quarterly installments	—	—	2	270

	2002		2001
	No. of loans	Amount	No. of loans	Amount

EURO denominated

ING Bank (Eurasia), line of credit, interest payable at three months EURIBOR plus 2.10% (5.00% at December 31, 2002) due by January 2006 by quarterly installments	1	1,751	1	2,015

Raiffeisenbank, line of credit, interest paid at three months LIBOR plus 2.00% (4.86% at December 31, 2002) due October 2003	1	477	1	1,105

Commerzbank, line of credit, interest payable at three months EURIBOR plus 2.00% (4.90% at December 31, 2002) due July 2005 by quarterly installments	1	328	1	379

ZAO KB Citibank, interest payable at three months LIBOR plus 1.50% (4.36% at December 31, 2002) due May 2003 by quarterly installments	1	189	1	479

Ruble denominated

MIB, line of credit, interest payable at 26.00% due April 2003 by monthly installments	—	—	1	1,121

Other (weighted average rate of 15.76% at December 31, 2002)	2	326	2	515

	2002		2001
	No. of loans	Amount	No. of loans	Amount
Ukrainian grivna denominated

Bank Aval, interest payable at 27.00 % due May — August 2003	—	—	3	1,259

Total amount of long-term borrowings		7,029		13,262

Less current portion of long-term loans		(2,483)		(8,099)

Total long-term loans		$4,546		$5,163

Borrowings with ING Bank (Eurasia)

The Company has four lines of credit with ING Bank (Eurasia) with a limit of $5,122 and EURO 4,114 (equivalent to $4,286 at December 31,2002).  At December 31, 2002, the Company had $2,582 of unused borrowings under these lines of credit.

Borrowings with Raiffeisenbank and Commerzbank

The Company has two lines of credit with Raiffeisenbank and Commerzbank with a limit of EURO 2,662 (equivalent to $2,773 at December 31, 2002).  At December 31, 2002, the Company had $342 of unused borrowings under these lines of credit.

Borrowings with ZAO KB Citibank

The Company has a loan with ZAO KB Citibank.  The loan agreement stipulates immediate repayment if the Company’s average monthly turnover on its current account with ZAO KB Citibank falls below 900 million rubles (equivalent to $28,316 at December 31, 2002).

Guarantees

Certain of the Company’s loans are guaranteed by other parties as follows:

• ZAO KB Citibank, in the amount of $189, was guaranteed by Commerzbank;

• ING-Bank (Eurasia) line of credit, in the amount of $3,438, was guaranteed by a supplier of property, plant and equipment and ING bank N.V.;

• Moscow City Government short-term loan, in the amount of $1,793, was guaranteed by Savings Bank of the Russian Federation (“Sberbank”);

• Citibank (Ukraine) short-term loan, in the amount of $375, was guaranteed by ZAO KB Citibank.

At December 31, 2002 and 2001,WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods.  The aggregate amount of such guarantees equaled to the carrying amount of the respective short-term and long-term loans.

Maturity of long-term loans

Aggregate maturity of long-term loans outstanding at December 31, 2002 was as follows:

Years ended December 31,
2003	$2,483
2004	2,135
2005	1,419
2006	960
2007	32
Total long-term loans	$7,029

Collateral

Certain of the Company’s assets served as collateral for the short-term and long-term loans from Sberbank, Moscow City Government, International Moscow bank, Bank of Moscow and others.

At December 31, 2002 and 2001 the assets that served as collateral consisted of the following:

• Inventory in the amounts of $42,037 and $30,148, respectively;

• Property, plant and equipment with a net book value respectively, and;

• Common outstanding shares of KMMZ with the cost of $3,980 at December 31, 2001.

17.Bonds Payable

On November 1, 2001 LMK issued unsecured ruble denominated bonds amounting to 500,000,000 rubles ($15,731 at December 31, 2002 exchange rate).  The bonds are unconditionally guaranteed by WBD Foods and mature 1,093 days from November 1, 2001 (on November 1, 2004).  Interest is payable quarterly.  For the first year, interest was fixed at 22.75% and is subsequently adjusted depending upon market conditions and market rates of interest.  For the period from November 1, 2002 to January 31, 2003 interest was fixed at 18.00%.  LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24, 2003.  Management believes that the likelihood of any bondholders requesting redemption directly from LMK during this two week period is remote.

During 2001 and 2002 Bishkeksut, a subsidiary, issued unsecured som denominated bonds amounting to 40,000,000 Kyrgyz soms ($365 at December 31, 2002 exchange rate).  For the first year, interest was fixed at 30.00%, for the period from December 1, 2002 to December 1, 2003 the interest rate is 18.00%.

18. Other payables

Other payables primarily represent payables for property, plant and equipment and was comprised as follows as of December 31, 2002 and 2001:

	2002	2001
Other payables for property, plant and equipment:
Current payables	$5,264	$1,210
Vendors financing obligations, including
• current portion	14,384	4,118
• long-term portion	54,480	17,323
	74,128	22,651
Other payables:
Current payables	5,992	4,604
Long-term payables, including
• current portion	130	493
• long-term portion	567	663
	6,689	5,760
Total other payables	80,817	28,411
Less current liabilities	(25,770)	(10,425)
Total other long-term payables	$55,047	$17,986

The Company has agreements with suppliers of equipment which provide financing for the period from 1 to 9 years.  Total amount of vendor financing obligations is $51,509 and EURO 16,655 (equivalent to $17,355 at December 31, 2002).  This financing is provided at interest rates of LIBOR plus 1.50% or EURIBOR plus 1.50%.  The majority of equipment financing is provided by one supplier.  At December 31, 2002, property, plant and equipment amounting to $48,978 served as collateral under these financing agreements.

Aggregate maturity of other long-term payables outstanding at December 31, 2002 was as follows:

Years ended December 31,
2003	$14,514
2004	14,476
2005	12,321
2006	11,520
2007	7,578
Thereafter	9,152
Total maturity of other long-term payables	69,561
Less current portion of other long-term payables	(14,514)
Total other long-term payables	$55,047

19. Income Tax

WBD Foods’ provision for income taxes for the years ended December 31,2002, 2001 and 2000 was as follows:

	2002	2001	2000
Current provision	$14,211	$11,993	$9,656
Deferred charge (benefit)	38	2,173	(88)
Total provision for income taxes	$14,249	$14,166	$9,568

In Russia, the Group’s statutory income tax rate in 2000 was 30%.  From January 1, 2001, the Group’s Russian statutory income tax rate increased to 35% as a result of changes in the legislation.  The deferred tax net asset increased by $51 as the result of such change in the statutory tax rate.  From January 1, 2002, WBD Foods’ statutory income tax rate was 24% as a result of further changes in Russian legislation.

The actual provision for income taxes reconciled to WBD Foods’ theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2002	2001	2000
Income before provision for income taxes	$51,917	$49,873	$32,266
Russian statutory tax rate	24%	35%	30%
Theoretical tax provision at statutory rate	12,460	17,455	9,680
Expenses not deductible for Russian statutory taxation purposes	3,483	6,309	7,768
Profit tax privileges	(4,855)	(11,943)	(7,963)
U.S. GAAP remeasurement loss (gain) not taxable/deductable for domestic statutory taxation purposes	686	(869)	(335)
Change in valuation allowance	2,147	746	—
Deferred tax liability resulting from tax effect of investment program	—	3,436	619
Deferred tax credit resulting from decrease in statutory tax rate to 24%	—	(546)	—
Differences in statutory tax rate and future tax rate (24%)	—	(1,678)	—
Other	328	1,256	(201)
Actual provision for income taxes	$14,249	$14,166	$9,568

In 2001 and 2000 income tax privileges were investment and social infrastructure maintenance credits, small enterprises benefit and baby food products benefit.  In 2002 income tax privilege was small enterpises benefit.

The income tax benefit for small enterprises was abolished as of January 1, 2002, except that the benefit will continue to be available to enterprises that were established before July 1, 2001.  Such enterprises are exempt from income taxes for the first two years of operations and in the third and forth years income taxes are levied at a rate of 25% and 50% of the income tax rate, respectively.  Starting from January 1, 2002 the Group’s juice production primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively.

Following the change in the income tax legislation, the baby food products tax benefit, investment and social infrastructure maintenance credits have been abolished from January 1, 2002.  However, certain expenses, including advertising expenses, insurance expenses, interest expenses and other expenses which had limited income tax deductibility in 2001, became deductible in 2002.

Unused credits, such as profit tax privileges, may not usually be carried forward under Russian tax legislation.  Accordingly, tax credits are reflected in the Group’s consolidated and combined financial statements only to the extent and in the year in which the credits are utilized.

Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated and combined financial statements give rise to the following deferred tax assets and liabilities at December 31, 2002 and 2001:

	2002	2001
Deferred tax assets/(liabilities) arising from tax effect of:
Salary related accruals	$771	$633
Sales volume discount accrual	222	311
Other accrued liabilities	1,560	1,562
Losses carried forward	2,893	746
Other	—	143
Gross deferred tax asset	5,446	3,395
Less valuation allowance for deferred tax asset	(2,893)	(746)
Deferred tax asset net of valuation allowance	2,553	2,649

Capital leases	(1,763)	(1,650)
Investment programs	(2,182)	(2,738)
Valuation of assets at fair market value as a result of business acquisitions	(4,879)	—
Other	—	(130)
Gross deferred tax liability	(8,824)	(4,518)
Net deferred tax liability	$(6,271)	$(1,869)

Analyzed as to:
Current deferred tax asset	1,850	2,060
Long-term deferred tax liability	8,121	3,929

For statutory income tax purposes, WBD Foods had accumulated tax losses of $12,055 which may be carried forward for use against future income.  Their use is restricted to a maximum of 30% of taxable income per annum and expire in 2012.

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate of the realization of this deferred tax asset.  A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.  These evaluations are based on expectations of future taxable income and reversals of various taxable temporary differences.

20. Government Grants

In 1993—1999 ZDMP received capital grants from the Russian and Moscow Governments.  These grants related to the acquisition of property, plant and equipment for baby food production and are recognized in the consolidated and combined statements of operations in the period in which the depreciation expense on the related property, plant and equipment is incurred.  The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for baby food production.  Management believes that it has complied with this condition and will continue to comply in the future.

The movement in capital government grants during the years ended December 31, 2002 and 2001 comprised:

Balance at December 31, 2000	$17,954
Amortization	(2,545)
Grant received	484
Balance at December 31, 2001	$15,893
Amortization	(2,565)
Grant received	806
Fair value adjustment on acquisition of minority interest in ZDMP (see Note 4)	(3,533)
Balance at December 31, 2002	$10,601

Grants are amortized once the related property, plant and equipment are put into operation.  Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

During the year ended December 31, 2002 WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $979 ($1,524 in 2001).  These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated and combined statements of operations in the period in which the related interest expense is incurred.  The grants were provided at two thirds of the Central Bank of Russia interest rate (equating to 21% at December 31, 2002) or in a fixed amount approximating to half of interest expense.  The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials and the loans should be repaid upon maturity and no later than April 2003 for majority of these loans.  Management believes that the Company has complied with these conditions.

21. Shareholders’ Equity

On February 8, 2002, WBD Foods issued and sold 9,000,000 new ordinary shares (ADSs) registered with the U.S. Securities and Exchange Comission at an initial offering price of  $19.50 per share for total consideration, net of underwriting discount, of  $166,725.  Net direct expenses related to the issue of shares amounted to $4,598.  Nominal value of shares issued was 20 rubles per share.

In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions.  At December 31, 2002 retained earnings of WBD Foods which are distributable under statutory legislation totaled 239 million rubles ($7,532 translated at the exchange rate as at December 31, 2002).

22. Minority Interest

The movement in minority interest during the years ended December 31, 2002 and 2001 comprised:

Balance at December 31, 2000	$37,767
Acquisitions by the Company of minority interests in subsidiaries	(20,788)
Acquisitions of subsidiaries	5,119
Minority interest share in income from continuing operations	3,962
Minority interest in net loss of discontinued operations	(96)
Minority interest related to discontinued operations	$(2,588)
Balance at December 31, 2001	23,376
Acquisitions by the Company of minority interests in subsidiaries	(5,825)
Acquisitions of subsidiaries	2,076
Minority interest share in income from continuing operations	1,922
Balance at December 31, 2002	$21,549

23. Cost of Sales

Cost of sales for 2002, 2001, and 2000 were comprised of the following:

	2002	2001	2000
Raw materials	$506,086	$438,360	$319,344
Personnel	26,548	20,103	11,939
Depreciation	14,983	10,609	7,993
Utilities	10,971	8,734	3,457
Goods for resale	13,770	10,273	2,021
Other	7,349	4,911	4,323
Total cost of sales	$579,707	$492,990	$349,077

24. Selling and Distribution Expenses

Selling and distribution expenses for 2002, 2001, and 2000 were comprised of the following:

	2002	2001	2000
Advertising and marketing	$34,857	$19,562	$14,305
Personnel	30,620	15,978	8,982
Transportation	24,700	17,144	6,743
Materials and supplies	6,311	2,597	919
Warehouse	5,228	2,408	2,088
Other	7,811	4,524	1,101
Total selling and distribution expenses	$109,527	$62,213	$34,138

25. General and Administrative Expenses

General and administrative expenses for 2002, 2001, and 2000 were comprised of the following::

	2002	2001	2000
Personnel	$33,800	$29,016	$14,756
Taxes other than income tax	11,872	8,452	19,780
Audit, consulting and legal fees	2,613	2,170	1,222
Materials and supplies	2,399	1,623	918
Depreciation	2,075	1,111	575
Communication costs	1,800	1,324	517
Rent	1,531	1,176	334
Security expenses	559	2,210	—
Other	6,306	7,379	4,923
Total general and administrative expenses	$62,955	$54,461	$43,025

26. Financial Income and Expenses, net

Financial income and expense, net for 2002, 2001, and 2000 were comprised of the following:

	2002	2001	2000
Interest expense	$12,818	$11,126	$5,638
Interest income	(2,928)	(126)	—
Currency remeasurement losses (gains)	2,860	(2,483)	(1,116)
Bank charges	2,207	2,110	1,100
Other financial (income) expense	(826)	(46)	42
Total financial income and expense, net	$14,131	$10,581	$5,664

27. Pension Costs

Starting from January 1, 2001 all social contributions (including contributions to the Pension fund) were substituted with a unified social tax (“UST”) calculated by the application of a regressive rate from 35.6% to 5% to the annual gross remuneration of each employee.  WBD Foods allocates UST to three social funds (including the Pension fund) where the rate of contributions to the Pension fund vary from 28% to 5% respectively depending on the annual gross salary of each employee.  During 2000 WBD Foods contributed to the Russian Federation state pension scheme (“Pension fund”) in respect of its employees.  WBD Foods’ pension scheme contribution amounted to 28% of employees’ gross salaries.  The Russian Federation state pension fund contributions are expensed as incurred.  Pension costs amounted to $13,505, $8,270 and $4,290 in 2002, 2001 and 2000, respectively.  WBD has no other pension obligations.

28. Segment Information

The Company’s major reportable continuing business segments are dairy and juice segments.  They are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment and fruit juices, nectars, and juice based drinks in the juice segment.

WBD’s accounting policy for segments is the same as those described in the summary of significant accounting policies.  Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes.  Transfers between segments are made at values that approximate market values.

Continuing Operating Segment – year ended December 31, 2002

	Dairy	Juice	Other	Corporate assets/ expenses	Common assets/ expenses	Intersegment receivables	Consolidated
Total sales	$569,034	$263,309	—	—	—	—	$832,343
Intersegment sales	(6,052)	(1,557)	—	—	—	—	(7,609)
Sales to external customers	562,982	261,752	—	—	—	—	824,734
Cost of sales	(398,068)	(180,609)	—	—	(1,030)	—	(579,707)
Gross profit	164,914	81,143	—	—	(1,030)	—	245,027
Operating expenses	(98,678)	(62,792)	—	(17,509)	—	—	(178,979)
Operating income	66,236	18,351	—	(17,509)	(1,030)	—	66,048

Financial income and expense, net and current provision for income taxes	(21,659)	(5,636)	—	(1,047)	—	—	(28,342)

Net segment profit	$44,577	$12,715	—	(18,556)	(1,030)	—	$37,706
Segment total assets	$384,018	$194,060	7,093	24,907	14,540	(35,525)	$589,093

Expenditure for segment property, plant and equipment	$99,734	$26,538	5,645	3,759	404	—	$136,080

Continuing Operating Segment – year ended December 31, 2001

	Dairy	Juice	Other	Corporate assets/ expenses	Common assets/ expenses	Intersegment receivables	Consolidated and combined
Total sales	$494,682	$192,158	—	—	—	—	$686,840
Intersegment sales	(9,230)	(2,994)	—	—	—	—	(12,224)
Sales to external customers	485,452	189,164	—	—	—	—	674,616
Cost of sales	(374,884)	(117,496)	—	—	(610)	—	(492,990)
Gross profit	110,568	71,668	—	—	(610)	—	181,626
Operating expenses	(66,360)	(38,186)	—	(16,626)	—	—	(121,172)
Operating income	44,208	33,482	—	(16,626)	(610)	—	60,454

Financial income and expense, net and current provision for income taxes	(17,384)	(5,190)	—	—	—	—	(22,574)

Net segment profit	$26,824	$28,292	—	(16,626)	(610)	—	$37,880
Segment total assets	$214,718	$121,839	1,967	5,384	23,220	(14,411)	$352,717

Expenditure for segment property, plant and equipment	$30,801	$9,784	88	4,476	12,504	—	$57,653

Continuing Operating Segment – year ended December 31, 2000

	Dairy	Juice	Other	Corporate assets/ expenses	Common assets/ expenses	Intersegment receivables	Consolidated and combined
Total sales	$332,013	$141,644	—	—	—	—	$473,657
Intersegment sales	(6,531)	(1,715)	—	—	—	—	(8,246)
Sales to external customers	325,482	139,929	—	—	—	—	465,411
Cost of sales	(250,015)	(98,228)	—	—	(834)	—	(349,077)
Gross profit	75,467	41,701	—	—	(834)	—	116,334
Operating expenses	(45,945)	(23,004)	—	(9,455)	—	—	(78,404)
Operating income	29,522	18,697	—	(9,455)	(834)	—	37,930

Financial income and expense, net and current provision for income taxes	(14,308)	(1,012)	—	—	—	—	(15,320)

Net segment profit	$15,214	$17,685	—	(9,455)	(834)	—	$22,610

Segment total assets	$175,752	$89,619	2,100	1,781	4,228	(38,441)	$235,039

Expenditure for segment property, plant and equipment	$20,091	$2,231	1,477	—	1,624	—	$25,423

The reconciliation between net segment profit and consolidated and combined income from continuing operations for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Total net segment profit	$37,706	$37,880	$22,610
Minority interest	(1,922)	(3,962)	(1,453)
Deferred tax (charge) benefit	(38)	(2,173)	88
Consolidated and combined income from continuing operations	$35,746	$31,745	$21,245

The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Dairy	Juice	Other	Total
Balance at December 31, 2000	$933	—	—	$933
Acquisitions	10,224	—	477	10,701
Amortization	(455)	—	—	(455)
Balance at December 31, 2001	10,702	—	477	11,179
Acquisitions	7,492	1,214	—	8,706
Balance at December 31, 2002	$18,194	1,214	477	$19,885

As of December 31, 2002, and 2001, segment total assets equalled consolidated total assets.

For the years ended December 31, 2002, 2001, and 2000, approximately 95%, 97% and 99% of sales were generated in and sold to customers in Russia.  As of December 31, 2002 and 2001, the long-lived assets of the Company were primarily located in Russia.

The financial data above does not reflect information by WBD Foods’ separate products and sales as it is impracticable to produce this information.

The majority of the Company’s packaging materials is purchased from one supplier.  There can be no assurance that, in the event of a loss of this supplier or unfavourable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

29. Related Parties

Trinity-Negus

During 2002, 2001 and 2000, the Company engaged in transactions with Trinity-Negus (“Trinity”), a private security company, which is owned by members of the control group of shareholders.  Trinity provided the companies of the Group with security services in 2002, 2001 and 2000 amounting to approximately $221, $2,206 and $1,721, respectively.  As of December 31, 2001 and 2000 accounts payable to Trinity in respect of security services amounted to $201 and $173, respectively.

Wimm-Bill-Dann Trans

During 2002, 2001 and 2000 the Company received transportation services from Wimm-Bill-Dann Trans (“WBD Trans”), a closed joint stock company, which is a WBD Foods’ investee, amounting to approximately $5,909, $5,251, and $1,870, respectively.  As of December 31, 2002, 2001 and 2000 advances paid to WBD Trans in respect of transportation services amounted to $138, $190 and $24, respectively.

Perekriostok

One of the members of WBD Foods’ Board of Directors is also a member of the Board of Directors in Trade House “Perekriostok” (“TH”), which buys dairy and juice products from WBD Foods.  Sales to TH in 2002 were $6,804.  Amount due from TH at December 31, 2002 was $372.

Adonis

During 2002 and 2001, the Company paid for construction of an administrative building amounting to $2,278 and $4,140, respectively, to Adonis, a limited liability company, which is controlled by members of the control group of shareholders.

The construction was capitalized as of December 31, 2002.  As of December 31, 2002, there were no outstanding advances in respect of Adonis.

Poultry Factory Gorki-2

During 2002 and 2001 the Company purchased milk from Poultry Factory Gorki-2, a closed joint stock company, which is controlled by members of the control group of shareholders, amounting to $291 and $580, respectively.  As of December 31, 2002 and 2001 accounts payable to Poultry Factory Gorki-2 in respect of milk received amounted to $15 and $10, respectively.

The Breweries

As of December 31, 2002 the Company had loans receivable from Brewery Volga, Volga-Invest and Moskvoretzky Brewery amounting to $693.  These loans are interest free, ruble denominated and mature during 2003.  The loans were provided in early 2001 and before the alienation of the Breweries (see Note 5).  As of December 31, 2002 these loans were included in other current assets.

Current shareholders

During 2002 WBD Foods acquired 25.1% interest in ZDMP from a current shareholder for $5,000 (see Note 4).

30. Commitments and Contingencies

Property, plant and equipment purchase commitments

As of December 31, 2002, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2002 were as follows:

Years ended December 31,
2003	$1,213
2004	1,175
2005	872
2006	750
2007	710
Thereafter	144
Total commitments	4,864
Less interest expense	(300)
Total commitments at present value	$4,564

Insurance

In 2002 the Company did not have insurance coverage for its major plant facilities, business interruption, product liability or third party liability in respect of property or environmental damage arising from accidents on the Company property or relating to the Company operations.  Until the Company obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company’s operations and financial position.

As of December 31,2002, the Company is unaware of any asserted or unasserted claims.

Taxation

During 2002, 2001 and 2000 WBD used certain tax optimisation initiatives.  These initiatives may be challenged by the Russian tax authorities.  WBD believes that the tax savings to the Company for 2002, 2001 and 2000 in respect of these initiatives amounted to approximately $3.5 million, $5.6 million and $8.0 milion, respectively.  Should the Russian tax authorities question these initiatives and prove successful in their claim, they would be entitled to recover these amounts, together with penalties amounting to 20% of such amounts and interest at the rate of 1/300 of the Central Bank of Russia rate, equating to 0.07 % at December 31, 2002, for each day of delay for late payment of such amounts.  Management will vigorously defend any claims that these initiatives are contrary to Russian tax law.

Environmental Remediation Costs

The Company is not aware of any potential environmental claims and therefore does not have any liabilities associated with environmental remediation costs recorded as of December 31, 2002 or December 31, 2001.

31. Subsequent events

Employee Stock Option Plan

On August 30, 2002 the Board of Directors authorized management to develop a stock option plan for officers and key employees of the Company.  On January 31, 2003, an issue of 1,350,000 additional shares has been approved by a shareholders meeting to fund an employee stock option plan.  Details of the plan are currently under review by the Board of Directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.

This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe”, “expect”, “anticipate”, “intends”, “estimate”, “forecast”, “project” and similar expressions identify forward-looking statements.  Forward-looking statements appear in a number of places in this document.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.

INFORMATION FOR SHAREHOLDERS

Wimm-Bill-Dann Foods OJSC (symbol : WBD) Level 3 American Depository Receipts (ADRs) are traded on the New York Stock Exchange (NYSE).  Wimm-Bill-Dann is also registered on the Russian Trading System (RTS).

Address:

ADR Program Administration

Depositary	Russian Registrar

Deutsche Bank Trust Company Americas	3, Orlikov Pereulok, Building B,
NYC60-2515, 60 Wall Street 25th Floor,	Moscow, 107 078, Russia
New York, NY 10005	Central Moscow Depositary OJSC

Auditor

Ernst & Young (CIS) Limited
103062 Moscow, Podsosensky Per.,
20/12, building 1-1A

Contact Information

Company Headquarters
16, Yauzsky Boulevard	Investor Relations
Moscow, 109028, Russia	(for inquiries by institutional investors)
Phone: +7095-105-5805	Phone: +7095-733-9726
ir@wbd.ru

Jay Yadegar
Deputy CFO — Investor Relations

Corporate Website:

www.wbd.com	www.wbd.ru
(English)	(Russian)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	August 13, 2003